8/15

05010514

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takefuji Corp.

*CURRENT ADDRESS

PROCESSED AUG 18 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4622 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 8/17/05

武富士

TAKEFUJI CORPORATION

Annual Report 2005

3-31-05
AR/S

82-4622


Takefuji Corporation Takefuji Corporation

FINANCIAL HIGHLIGHTS

	Millions of yen		Thousands of U.S. dollars*
	2005	2004	2005
Direct cash loans to customers	¥1,568,725	¥1,578,729	$14,660,981
Revenues	361,370	382,915	3,377,290
Income before income taxes and minority interests	115,940	139,483	1,083,551
Net income	68,726	74,745	642,299
Total stockholders' equity	960,718	893,084	8,978,672
Total assets	1,903,991	1,899,140	17,794,308
Number of accounts (thousands)	2,443	2,603	
Number of manned branches	528	528	
Number of employees	3,491	3,324	

* U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107=US$1, a mean telegraphic transfer rate on March 31, 2005, offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

Contents

Creating A New

— Basic Philosophy —

Our founding spirit of gratitude is the basis of our entire code of conduct.

We believe that we must be a group of people who are proud to be part of the enterprise that has created a consumer finance business that helps consumers with household financial management, and who are therefore needed and trusted by society.

The objective of our business activities is to provide our financial services based on a customer focus to serve the customer.

We will strive to ensure that all our corporate activities are compliant with relevant laws, ordinances, and regulations, conducted in accordance with fair commercial practices, while enhancing transparency.

We will remain aware of our position and responsibility as a corporate citizen, increase our ethics to a high level and act in accordance with the conscience of society.

Market Position



Takefuji Corporation ("Takefuji" or the "Company") wishes to apologize to all of its stakeholders, including customers, shareholders, investors and business partners, for any concern or inconvenience caused by the recent series of events.

In December 2003, Takefuji established the Compliance Administrative Office, and invited outside experts to join the Compliance Committee. Our goal was to further improve and establish the compliance system and encourage the reinforcement of the internal control system.

With respect to corporate governance, Takefuji has been aggressively striving to improve management efficiency, transparency and soundness. We have also been seeking to fully enforce governance and the compliance system through a number of measures, such as increasing the number of outside directors, and adopting the collegiate system for decision-making at Executive Committee meetings, held weekly every Monday morning. In June 2004, we also introduced the executive officer system to separate the managerial decision-making and supervisory function (the province of directors) from the fast, efficient executive function (the responsibility of executive officers).

In addition, the Company has also been bolstering its compliance system, primarily through the Compliance Administrative Office, based on the recommendations of the Compliance Committee. More specifically, we have been taking measures such as strengthening training systems, adopting a compliance hotline system in which an independent attorney serves as the external contact for compliance matters, encouraging staff to obtain qualifications as a compliance officer, implementing store visit inspections by the Inspection Department, and taking a number of steps to ensure adherence with the Personal Information Protection Law. These initiatives are designed to improve the compliance system and ensure that every member of the Company is fully familiar with the system.

We will remain committed to corporate governance and compliance as the number one management priority, to the extent that they become part of our corporate DNA.

Overview of the Year Ended March 31, 2005

Business environment inside and outside the industry

During the year under review, the Japanese economy showed some positive signs, including an improvement in corporate earnings and an increase in private capital investment. Also

Continuing to Promote the Compliance System

Creating A



present were steady growth in personal spending and a recovery in employment conditions. In the second half of the year, however, the economic outlook exhibited indications of slowing down, reflecting the hike in oil prices and the negative movements in stock prices and exchange rates. Overall, the economy entered a gradual recovery phase.

Given these circumstances, the consumer finance industry began to see a decline in the number of personal bankruptcies, which had previously been rising steadily, for the first time in ten years. The operating environment also showed signs of picking up, thanks to a decline in bad debt-related expenses and the stronger borrowing incentive that accompanied the more positive employment outlook, as observed in the stabilizing unemployment rate and the general economic recovery. However, competition in the consumer finance industry is set to remain intense, as it is likely that factors such as industrial reorganization, business alliances with different industries, and mergers and acquisitions will gather momentum. This is already in evidence in the business and capital tie-ups between some of our competitors and leading domestic and overseas financial institutions, and the new entrance of other industries and foreign companies.

Review of consolidated business results

In the year ended March 31, 2005, Takefuji faced a difficult business environment, reflecting the decline in the numbers of new loan applications and new loan customer accounts. This in turn was a result of the voluntary restrictions on advertising and sales activities on television, in newspapers and in magazines Takefuji put in place two years ago. Another factor was the arrival of new players in the market from other industries.

In this environment, we maintained careful and consistent management strategies and paid attention to dealing with bad debt problems such as multiple debt obligations, personal bankruptcies, and uncollectible loans in such a way as to maintain our credit screening policy, which we tightened in July 2002, and our credit ceiling of one million yen per unsecured loan client. In addition, we have been committed to improving customer services and convenience through measures such as expanding the repayment network at business partners such as convenience stores along with the ATM alliance with regional financial institutions, enhancing the ¥en Shop Web site on the Internet, and issuing community-based co-branded cards.

As a result of these efforts, results for the year ended March 31, 2005 showed direct cash loans outstanding of ¥1,568,725

New Takefuji





million (down 0.6% year on year), 2,443,000 accounts (down 6.2%), operating revenues of ¥361,370 million (down 5.6%), operating income of 117,686 million (down 3.2%) and net income of ¥68,726 million (down 8.1%).

After shifting our focus from quantitative expansion to qualitative improvement in July 2002, we virtually halted the decline in direct cash loans outstanding, which had been largely the result of an increase in bad debt write-offs because the rise in the number of personal bankruptcies. The quality of loans is expected to improve further, and we believe that we have developed an environment and a system that will enable us to return to positive growth. In addition, we set up eight new call centers in six locations nationwide in September 2004, and operations at each call centers are now formally underway. These new call centers have taken customer service to a new level, while the working environment has also improved thanks to the increased efficiency in our credit control operations.

Takefuji also resumed television commercials in April 2005 after an 18-month voluntary restriction. We plan to begin broadcasting on a nationwide basis in August. As such, the year under review marked a touchstone for the resumption of full-scale sales activities.

Fund procurement

During the year under review, we diversified the fund procurement sources more than ever before and procured funds from a number of sectors. We issued very-long-term unsecured Euroyen straight bonds with a maturity of 30 years and a face value of ¥120 billion in March and May 2004, and raised approximately ¥130 billion from 67 financial institutions including 14 new and resuming lenders. As a result, the ratios of corporate bonds and the indirect financing to total borrowings reached 52% and 48%, respectively. We will continue to focus on stable long-term borrowings and improving borrowing terms based on an accurate financial insight.

Active operation of CSR activities

As a financial institution that is very close to its consumers, Takefuji has since its foundation been operating a number of different programs that are designed to contribute to society or protect the environment. These programs convey our gratitude for the support we have received from the community.

In April 2004, we set up a Social Contribution Office in the Head Office to step up social contribution activities inside and outside the Company. One example of our programs is our commitment to cleaning up areas where we distribute tissues, an activity we have undertaken since early in our history. This became the Takefuji Clean-up Campaign in July 2004, taking on a more developed form. In February 2005, we launched the Environmental Preservation Initiatives site and announced our "Group Policy for Environmental Conservation Efforts." As part of these efforts, we began distributing the environmental friendly "Eco Pocket Tissue" in our branches nationwide at the end of April 2005.



Challenges and Initiatives for the Current Fiscal Years Onwards

Enhancing corporate value

The Company and its subsidiaries including overseas subsidiaries (the "Takefuji Group" or the "Group") will further bolster and fully enforce its corporate governance and compliance system with the central aim of establishing and constantly practicing corporate ethics, based on the fundamental principle that we have had since our founding of putting the customer first and employing efficient management. Our CSR activities will focus our efforts on contributing to society and preserving the environment in order to continue to fulfill our corporate social responsibility. With these initiatives and activities, we will endeavor to enhance our corporate value.

Diversifying income sources

Takefuji will provide our more than 2.4 million existing customers with fine-tuned services that meet their needs. At the same time, we will diversify our income sources based on our strong sales capability, by aggressively promoting our card business, adding new channels using the Internet, advancing into the secured loan business and considering venture investments. Meanwhile, we will also maintain a small, unsecured and non-guaranteed consumer finance business as our core operation.

Greetings to our stakeholders

On the verge of achieving our longstanding objective of taking shareholders' equity to ¥1 trillion, Takefuji will move forward in offering consumer finance services that assist in the lives of ordinary people through efforts that include the implementation of sales strategies appropriate to the IT and Internet age as well as the addition of new channels. All employees and officers will join together to improve business performance and create a company that is more attractive than ever before, while achieving sustainability as a company with an increased focus on compliance.

In pursuing these initiatives, we look forward to the continued understanding and support of all our stakeholders, including customers, shareholders, investors, and business partners.

Hikaru Kondo
Hikaru Kondo
Representative Director & President

Taketeru Takei
Taketeru Takei
Representative Director & Senior Managing Director

Customer Focus

Enhancing Customer Convenience


受付
ご入金



User-friendly products a top priority

At Takefuji, our mission is to adequately respond to the diverse needs of our customers by providing them with products of increasingly higher quality.

Interest rates on Takefuji products are calculated on a daily basis, a fact that has become a defining characteristic of the products we offer. For example, if a customer using our services needs a little extra spending money for a leisure activity on a weekend and is able to return it at the beginning of the next week, the customer will find that Takefuji may offer an interest rate more favorable than that offered by banks or other financial institutions. Takefuji provides customers with simple procedures for getting quick cash they need as well as flexible repayment and credit options while strictly protecting the privacy of our customers. We offer them an extensive ATM network with extended hours, so as to give customers quick access to cash whenever they need it most. With so many convenient services making Takefuji a superior choice to other financial institutions, it is clear why such a large and growing number of customers across Japan take their special financial needs to Takefuji.

We aim to enhance customer satisfaction through a lineup of products with annual interest rates varying from 13.5% to 27.375%.

Products and Services

Takefuji's Products and Services Delight Customers



Affiliate cards for a broad base of customers



Customers receive a warm welcome from our friendly staff

Heartfelt services only Takefuji can provide

At Takefuji, we will continue to make every effort not only to develop new low-interest products as we have offered in the past, but also to ensure that customers are more satisfied than ever with the services we provide.

Setting payment dates that coincide with the receipt of salaries and conveniently providing customers with an additional 3day payment period is just one example of how our detailed services manual — compiled on the basis of 39 years of know-how and experience in the consumer finance business — has helped Takefuji develop timely responses to the needs of our customers. Takefuji also operates a customer consultation center from 8 a.m. to 10 p.m. during weekdays and from 9 a.m. to 6 p.m. on Saturdays to accommodate our customers' schedules. We also put our best foot forward when helping customers, such as offering hand towels to customers on rainy days, handing out tissue paper with a friendly greeting, and other services unique to Takefuji.

Enhancing convenience and contributing to local communities in the credit card business

Takefuji issues a TAKE BIG SEVEN Mastercard® within several days after a new customer opens a Takefuji account and makes an application. TAKE BIG SEVEN Mastercard® can be used at 22 million member stores around the world, allowing the customers to fulfill loan repayment at their convenience. In addition, the card provides additional features with the superb usefulness of its built-in IC chip. Moreover, even if a customer is not carrying the credit card, credit transactions can be executed via an infrared data communication system mounted in a mobile phone. Furthermore, the Company has carried out the credit card business in order to better serve the convenience of its customers, making its service network more accessible through various commercial service providers and member stores where credit cards have neither been common nor popular.

Takefuji contributes to the prosperity of local communities by providing member stores with next-day settlement of advanced money, free rental of mobile radio terminals, and other capabilities.

Since the previous fiscal year, the Company has issued various co-branded credit cards with affiliated member stores. We intend to make further efforts to implement our alliance credit-card strategy more actively for improving customers' needs as well as expanding new customer acquisition channel.

38 thousand ATMs

Expansive Network of More than 38 thousand ATMs


武富士

Extensive branch office network and large number of ATMs for the convenience of customers

In addition to Takefuji's nationwide network of conventional branch offices located in prime spots close to commuter stations, the Company has in recent years been actively expanding further into the suburbs with new branch offices and unmanned offices located on major roads to serve customers who commute by car. As of the end of March 2005, we had outlets at a total of 1,893 locations, consisting of 528 conventional manned branch offices, 1,364 unmanned branch offices, and we also provide online service at an Internet branch office. Besides the unmanned branch offices, ATMs and automatic loan contract machines are installed at all our manned branch offices. Customers can use their ¥en Cards — issued at all branch offices — to withdraw cash or repay loans outside our normal business hours, including business holidays, via ATMs at our unmanned branch offices. This feature has proven enormously popular.

Network

Our Expansive Network of Cash Dispensers and ATMs


Suburban unmanned Takefuji outlet


¥en Musubi, our automatic loan contract machines

Moreover, we are also energetically arranging ATM and cash dispenser tie-ups with banks and credit companies for the convenience of customers who live far from the nearest Takefuji branch office. As of the end of March 2005, cash dispenser machines and ATMs available to Takefuji's customers numbered 38,220 including the 2,029 operated directly by the Company. Takefuji plans to continue arranging ATM tie-ups to improve the convenience of the Company's service still further.

In this way, Takefuji staff members — ever since the Company's foundation — have been looking at their work from customers' standpoints, and have been devoting their full efforts to offering convenient service with a smile. Our branch offices are attractively designed, and our staff training pays particular attention to friendly and polite customer service, which has always been the hallmark of Takefuji. These are some of the reasons why many of our customers recommend our services to their friends.

Takefuji expands ATM tie-ups with convenience stores

Takefuji was quick to recognize the importance of loan repayment services by ATMs located in convenience stores, and has been providing such automatic loan repayment services to its customers ahead of other companies in the sector. In August 2002, the Company formed an alliance with the IY Bank. This enabled those customers with Takefuji cards to withdraw cash or repay loans seven days a week, via ATMs installed at 7-ELEVEN, Ito-Yokado, and other stores (9,981 units as of the end of March 2005).

ATMs available to customers now amount to 36,191 at cooperating convenience stores and financial institutions, and the total number of ATMs (including the 2,029 units directly operated by the Company) is now exceeding 38,000. This forms an extensive nationwide network.

We will continue to advance our customer service by adhering to our corporate principle of "Customer First".


Our call center opened in September 2004

100 million/month

Delivering Reliable New Services Based on Cutting-Edge Information Technology





Introduction of the new information technology and consummate security system

Takefuji has actively promoted application of the latest information technology to the business.

The Company's mission-critical system constructed on the super-sized computer uniformly administrates over eight million customers' information including trading information. Such system processes more than 100 million transactions in total per month, and records of trades handled by any Takefuji's branch office are promptly reflected in information available on terminals at each one of the Company's 528 branch offices throughout Japan.

In addition, Takefuji gained a head start over other companies in handling consumer loan applications via to the Internet and providing contents targeted to general customers via mobile phones. Moreover, Takefuji was the first financing company in Japan to enable credit-card transactions through practical use of infrared-based communications via mobile terminals. Adoption of these advanced information technologies provides ever-better services to our customers.

Customer Administration & Information System

Takefuji Actively Promotes Application of the Latest IT Technology.



24-hour, 365-day systems management

Customer information receives meticulous management attention and comprehensive protection in a completely isolated computer room, where entry and exit requires identification of the person by the fingerprint matching processor. A magnetic sensor system ensures that registered persons cannot enter or leave the room with any storage media, effectively preventing leakage of customer information. Even usage of storage media including floppy disks is prohibited in the Information System Department, while staff access to customer information is limited to only a few persons. Through these efforts toward impeccable security, Takefuji has raised its strict security system to the maximum protection level in order to avoid neither loss nor leak the information we take from customers that relates to customers' privacy.

○ As a countermeasure to the rapidly increasing instances of phishing fraud, the Company has adopted the VeriSign Managed PKI Service that is an electronic certificate deployment service provided by VeriSign Japan Co., Ltd. since December 2004. Electronic signatures have to be attached to all e-mails sent from Takefuji so that the Company can authorize such mails and prove they have been certainly sent from the Company.



Recognition mark of electronic signatures

Sample

○ As of March 15, 2005, Takefuji obtained information security management certificates for both the international standard "BS7799-2:2002" and the Japanese standard "ISMS (Ver. 2.0)."

BS7799/IS90516 ISMS/IJ01329



More than 10,000 Takefuji payment terminals in Japan



New payment services using cellular phone technology

Customer First

Providing Consistent and Wholehearted Customer Service







Staff training program focusing on commitment to customer satisfaction

Takefuji is convinced that effective personnel development underlies its Customer First philosophy. We believe that the most important reasons customers choose Takefuji are unchanging professionalism and satisfactory customer service.

The Company follows the principle that human resources are company's assets. Takefuji considers staff training and giving education are primary importance for corporations that respects for individual character and encouraging development of skills and abilities.

Since its foundation, the Company has employed a merit-based system, in which an individual's ability rather than age, gender or educational background determines his or her position. Moreover, the Company continues to actively promote the appointment of women to management positions. In fact, approximately 30% of Takefuji branch offices now have female managers. We are endeavoring to render fine-tuned financial services from new perspectives to meet the needs of our customers by drawing on the sensitivities and abilities of both male and female staff.

Takefuji's staff training programs are implemented by the management, following a detailed curriculum designed for each staff and management level, to assist their practice of "Compliance" with Personal Information Protection Law and other laws / regulations, and our principle "Customer First". The training is given throughout a year at the Takefuji's head office and at five training centers located in the country. In addition, more than 70 correspondence courses covering specialist skills, foreign languages, general knowledge and so on, are provided to employees.

Human Resources

Education is Nurturing a Feeling of Thankfulness

1. Training System



At Head Quarters
Strategy planning
Management
Human assessment
Compliance
Personal information
Protection Law study
OJT
Business Operations
Training evaluation sheet
Job rotation system
Operation manual study
Office Management
Customer Relations
Repayment
Loans
Collection
Accounting
Counting
Computer Operations
Area Manager Training
Office Manager Level-up Training
Office Manager Candidate Training
Freshman 10th month Follow-up
Freshman 5th month Follow-up
Freshman 2nd month Follow-up
Freshman Introductory Training
With Instructors and Experts
Regional Managers Meeting at Hosted Head Office
National Managers Conference
Training at Regional Offices
Management
Instructor Training
Pre-training for area managers
Mid-career staff training
Legal Training
Legal administration
Consumer Finance Law Study
Regulations & Act Study
Safe Driving Study
Correspondence Education Course
(ability development, General education, Qualification courses) by levels

2. Training Center

There are 6 staff training centers in Tokyo, Osaka, Nagoya, Sapporo, Sendai, and Fukuoka with accommodation facility where various trainings are given.

3. Correspondence Education Course

In order to improve the abilities, Takefuji adopts correspondence courses to all staffs since May 1989. The course is run by an external correspondence education company that provides 70 varied options. The Company subsidized its cost for staffs that complete their preferred course as they planned.

80 Compliance Managers

Underpinned by a Strict Regulatory Compliance Framework




Compliance
Compliance Manual
TAKEFUJI CORPORATION

Aiming at stricter compliance and consolidation of corporate ethical policy

Strict compliance with laws and regulations is one of the most essential factors for a corporation as a member of the society to fulfill its social responsibility. Takefuji Corporation ("the Company") formally set the Compliance Administrative Office on December 24, 2003 to enhance its compliance system and invited external experts to join the Committee to further improve its activity.

Moreover, the Company set up the compliance hotline in the external law firm in order to identify and correspond to legal issues at an early stage from the viewpoint of compliance aiming to establish the system that makes its self-rectifying function effective.

Such efforts made by the Company are intended to assure fair corporate ethics and compliance with laws and regulations more than before. The Company's concept of "compliance" is not only observation of laws and regulations but also establishment and maintenance of corporate transparency and governance system as one of Japanese leading companies. For that purpose, all board members and employees of the Company continue to stick to its good corporate tradition and focus on its founding spirits, "Customer First" and "Never Forget Gratitude."

Compliance

Toward Complete Regulatory Compliance and the Highest in Business Ethics



Board of Directors
Compliance Committee
Reporting compliance issues
Compliance Administrative Office
Enhancing reporting system
Customer Information Administration Section
Customer Relations Office
Manners Committee
Hotline(external)
Sexual Harassment Hotline
Designated Compliance Officers
Labor Relations Monitoring Committee
Customers, Compliance Managers and Employees

Reinforced compliance and its framework

1. *Invitation of external experts to the Compliance Committee*

- In order to build highly effective and productive organization, the Company invited well-qualified external experts to join the Committee and to point out and comment on of potential issues of the Company's management structure and performance.

2. *Setting up the Compliance Administrative Office*

- The Company set up the Compliance Administrative Office at Headquarters in order to enhance the functions of the Compliance Committee. 80 Compliance control managers have been appointed in key sections of the Company, including Headquarters, regional branch offices and main local branches. All Compliance Control Managers are required to take regular training courses and constantly upgrade their legal knowledge. Moreover, each Compliance Control Manager have to verify that each branch office and department is providing prescribed compliance training sessions, and also file a report to the Compliance Administrative Office upon completion of a series of sessions at the end of every month.
- The Company elects one person as the Designated Compliance Officer at each branch office. This Designated Compliance Officer has to hold a compliance training session every week with defined compliance manual, and such sessions focus on topics that range from basic responsibilities of corporate members to knowledge of related laws and regulations and case studies based on each month's theme.

3. *Establishing Compliance Hotline and Enriching the Information Network*

- The Compliance Hotline has been placed for internal and external queries to provide early identification of potential legal issues and prevention of such concerns.
- The Company appointed an independent lawyer to serve as and external contact person for compliance matters, responsible for keeping the hotline neutral, fair, and accessible to the Company's employees while protecting informers' privacy.
- Hotline information shall be examined and any matter deemed illegal, unfair, or ethically inadequate will be reported to the Compliance Committee via the Compliance Administrative Office. Such issues will be continuously reviewed at the board meeting to prevent concerns from worsening and resolve them at an early stage.

Constant Disclosure

Toward Fair, Timely, Transparent and the Highest Quality Disclosure



Disclosure

Aiming to Improve Transparency and Corporate Governance

Continued pro-active disclosure activities to further promote corporate transparency

Guided by our basic policy of providing clear statements of our management message, services, and financial status, we are promoting timely and constant disclosure activities through various information channels.

Information disclosure on our Web site



On our Internet ¥enshop site, we are providing information contents to our customers on such topics as our products, services, credit card business, and branch offices / ATMs:
http://www.takefuji.co.jp/main.html
Meanwhile, on our IR & Corporate Information site, we are also disclosing a variety of information in English as well as Japanese mainly for investors.
http://www.takefuji.co.jp/corp_e/top.shtml



The following are the current featured contents on IR & Corporate Information site:

- News Releases
- Monthly IR Reports & Monthly Data Books
- Financial Data
  - Financial Results (Annual, Semi-annual, Quarterly)
  - Financial Reports (Annual, Semi-annual, Quarterly)
  - Facts and Figures
- IR Calendar
- Corporate Information
  - Corporate Profile
  - Organization Chart
- Stock Information (Takefuji Stock Price)
- Compliance
- CSR Activities
  - Social Contribution
  - Environmental Preservation Initiatives
  - CSR Reports



From December 2004, Takefuji also began offering the IR E-mail Alerts service through "D-ir net service" provided by Daiko Clearing Services Corporation (Daiko) as part of our disclosure activities. The update information on the corporate news and financial data has been provided to users free of charge. Moreover, we started web-casting service for a part of the latest IR Explanatory Meeting on our financial results in May 2005. Takefuji sincerely hopes that provision of such new services will not only enhance convenience for users, but also will deepen their understanding of the Company.

● Meetings for announcing financial results

We are holding a series of IR Explanatory Meetings for institutional investors, analysts and the press after the announcement of full-year and interim financial results.

● Overseas investor relations activities

Mostly after the announcement of financial results, we are making a series of overseas IR tours mainly to Europe and the United States to visit international institutional investors and shareholders to communicate directly with them. In addition, we also respond to them via conference calls as needed.

● Domestic investor relations activities

In Japan, we are committed to creating opportunities for frequent meetings with institutional investors and analysts.

● Disclosure to the London Stock Exchange

Takefuji became listed on the London Stock Exchange in March 2000. Since then we have been disclosing the latest information updates on important corporate and business topics to them in a timely manner.

Social Contribution

Giving Back to Society



Support for nurturing seeing-eye dogs

SOCIAL CONTRIBUTION

Takefuji has been trying to express its gratitude towards the society that has supported and helped the Company to grow. Takefuji has made public donation for associations of guide dogs and put special measures for people in disaster-affected area. To improve our social contribution activities furthermore, the Company set up the Social Contribution Office in April 2004. Takefuji has taken "Do what we can do" actions one by one like Takefuji cleaning-up campaign and support for children in social welfare facilities.

● Social Welfare

Takefuji has continually made donations to associations of training guide dogs for visually impaired people since 1984 in order to support them to proactively participate in the society.

Moreover, the Company has donated tickets of baseball games, volleyball matches of V-league and Aichi Expo invitation tickets for children in social welfare facilities. Takefuji believes all such initiatives help them to have dreams and excitements.

● Takefuji Volunteer activities

Takefuji placed the third Wednesday of every month as a "Takefuji Clean-up Campaign" day in July 2004, and since then employees of Takefuji have cleaned neighbourhoods of their branch offices nationwide. Moreover, "Takefuji Volunteer Month" started from 2005. During the volunteer month, weekends in the period of the end of April to the end of May, a number of employees participated in the "Earth Day Beach Clean-Up", the "Volunteer Walk", the "Save Forest Volunteer Experience" or the "Guide-dog Experience" held by private voluntary organizations.



Top: Takefuji cleanup activities
Bottom: Letter of commendation for kindness



Invited 200 children from welfare facilities to watch US-Japan baseball game



Support for orphaned children by contributing to Ashinaga P Walk 10



Participation as forest volunteers in Tama forest and nature classes

Environmental Preservation Initiative

Giving Back to the Environment



Ecological pocket tissues

Environmental Protection

Together with the Kyoto Protocol that came into force in February 2005, the Company defines "Takefuji Group Policy With Respect To Environmental Conservation Efforts" as the basic principles to improve environmental preservation activities. In addition to traditional approach to use recycled paper, make double-sided copies and save electricity, the Company also began to distribute new type eco-tissues, of which package is made by mixing 10% of bagasse (the pulp, remaining in sugar cane after its juice has been extracted) with highly safe water-soluble ink applied, since April 2005.

Takefuji Group Policy With Respect to Environmental Conservation Efforts

Takefuji Corporation has involved itself in a variety of ongoing CSR activities over the years, such as supporting guide dog associations since 1984 and providing donations to disaster-stricken areas. In addition, as a way of expressing our gratitude to the entire globe and fully acknowledging the fact that the preservation and protection of our environment is a duty shared by all mankind and essential for continued social development, we intend to fulfill our social responsibility through ongoing efforts to promote a harmonious relationship with the environment in our corporate activities and pursuit of economic growth.

1. We shall observe strict adherence to the Basic Environment Law and other laws and regulations pertaining to the environment.
2. We shall work to lessen the burden placed on the environment by our business activities; and in order to prevent environmental pollution, we shall not only continue with our practice of using recycled paper, photocopying with used paper, which does not contain private information, and conserving electricity, but shall also make continued efforts to promote recycling and other energy- and resource-saving activities.(Since foundation, we have always been, and will continue to be, particularly conscientious with respect to the protection of personal data, an issue that has recently gained attention as a social problem.)
3. We shall actively endeavor to deal in and promote the diffusion of products, such as water-based ink and pocket tissues made with bagasse (the pulp remaining in sugar cane after juice has been extracted), that are reflective of environmental and global warming concerns.
4. All staff, including the Company directors themselves, shall continue to take part in regional environmental beautification projects, such as the "Clean-up Campaign" held on the third Wednesday of every month, that the Company has worked over the years to foster, taking advantage of the industry's unique strengths.
5. We shall step up our efforts to ensure that all staff and directors, and work to raise the level of environmental ethics and the awareness of recycling, resource-conservation, and energy-saving issues within the Company strictly observe these policies.

In addition to announcing the above policies to the general public, we shall inform the public of any new developments in our activities, as the situation requires.

February 3, 2005

Recognition by Indices for SRI (Social Responsible Investment)

In recognition of the Company's corporate social responsibility (CSR) efforts, Takefuji has been given the "FTSE4Good Japan Index" besides the "FTSE4Good Global Index", the important criteria for SRI (Social Responsible Investment) published in the UK.

FTSE4Good

Sponsorship, Other Social Activities & Topics



W. Ward, a champion,
LPGA Takefuji Classic 2005

"LPGA Takefuji Classic 2005"

The Sixth Takefuji Classic, the sixth tournament in the 2005 LPGA (Ladies Professional Golf Association) was held in Las Vegas, Nevada from April 14 to 16. Ms. Wendy Ward from the United States led it since the opening day that she largely reached the 7-under-par of last year's winner Ms. Cristie Kerr by a wide gap, and finished with a total score of 16-under-par (200) for her fourth win overall and first one in four seasons.



Steady golfing with 83.3% shots on the green in three days





11th V-league tournament

"Takefuji Bamboo", Women's Volleyball Team

Since its establishment in 2001, the "Takefuji Bamboo", women's professional volleyball team that became a member of the V-League, has intended to manage itself as an excellent team worthy of its name. Takefuji Bamboo has made social contributions by providing volleyball classes for elementary, junior high and high school students as well as housewives, not only in Saitama Prefecture where the team's home base is located, but also throughout Japan. Additionally, the team also has offered facilities and coaching for wheelchair volleyball players as one of its enhanced social contribution activities aiming to bring "Dream"and "Inspiration" nationwide.



Our women's volleyball team-a symbol of teamwork

Television Commercials

On April 16th, 2005, Takefuji resumed television advertising, which we had voluntary restrained since December 2003.

In the new TV commercial film called "Seminar Version", a Cashing Seminar organized by Takefuji is held at certain place. A young and vigorous female lecturer, played by Hiroko Sato, communicates in lively way appropriate knowledge and information about cashing to seminar participants using simple words. At the end of it, female employees appear and greet viewers, saying, "We are Takefuji!" The TV ad. tells that Takefuji always serves customers with warm heart and smile.



武富士
CMライブラリ
PROFILE

Commercials on our Web site



武富士
キャッシングセミナー
収入と支出のバランス
0120-2222-03
takefuji.jp
○契約内容をよくご確認ください。
○収入と支出のバランスを大切に。
○無理のない返済計画を。
株式会社武富士

Hiroko Sato explains the basics of cashing services



Hiroko Sato

"New Takefuji Dancers"

Although former "Takefuji Dancers" were disunited due to the Company's voluntary restraint on TV advertisement since December 2003, "New Takefuji Dancers" have been re-united in July 2005 with high level of vivid choreography, which appeals cheerful new Takefuji with its historical corporate brand image to the public.

TAKEFUJI DANCERS
www.dance-ch.tv

FIVE-YEAR SUMMARY

	Millions of yen					Thousands of U.S. dollars*
	2005	2004	2003	2002	2001	2005
Direct cash loans to customers	¥1,568,725	¥1,578,729	¥1,675,625	¥1,766,656	¥1,645,059	$14,660,981
Revenues	361,370	382,915	421,279	428,203	401,561	3,377,290
Income before income taxes and minority interests	115,940	139,483	182,790	123,807	232,229	1,083,551
Net income	68,726	74,745	95,146	64,486	127,267	642,299
Total stockholders' equity	960,718	893,084	831,616	779,919	739,490	8,978,672
Total assets	1,903,991	1,899,140	1,939,530	2,017,067	2,018,058	17,794,308
Number of accounts (thousands)	2,443	2,603	2,815	2,937	2,909	
Number of manned branches	528	528	529	529	531	
Number of employees	3,491	3,324	3,375	3,770	3,458	

* U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥107=US$1, a mean telegraphic transfer rate on March 31, 2005 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

Contents

FINANCIAL REVIEW

Revenues

Revenue decreased by 5.6% in the year ended March 31, 2005 compared to the year ended March 31, 2004 to ¥361,370 million, reflecting principally a decrease of ¥24,469 million, or 6.6%, in interest income on direct cash loans. This decrease resulted mainly from a decrease of 0.6% in loan outstanding to ¥1,568,725 million and a lower yield attributed to the launch of products with a preferential interest rate in the first half and the decline in new loan customers.

The number of customer accounts at March 31, 2005 was 2,442,560, a decrease of 6.2% and new customer accounts during the term ended March 31, 2005 was 247,908, a decrease of 11.3%. The decline in number of customer accounts, new customer accounts and decrease in outstanding balances reflected the result from our voluntary restrictions on advertisement and marketing activities on television, in newspapers and in magazines throughout the year and primary stricter credit standards after shifting our focus to qualitative improvement from quantitative expansion in July 2002. The balance outstanding per account increased by 5.8% to ¥642 thousand.

Other income increased by 26.6% to ¥13,896 million. Our branch expansion strategy during the period under the review focused on enhancing customer convenience and improving operational efficiency. The number of manned branch offices remained unchanged at 528.

Takefuji added 1 further unmanned branch office, bringing the total to 1,364. The number of ¥en-musubi automated loan contracting machines increased to 1,893. Takefuji reduced its own ATMs to 2,029 compared to 2,034 of the previous year. The number of interlinked cash dispensers and ATMs at banks and other financial institutions increased from 33,506 to 36,191.

Operating Expenses

Interest expenses included in operating expenses amounted to ¥21,944 million (US$205.1 million), a increase of ¥1,598 million, or 7.9%, from the previous year. This was due to credit ratings down graded by external rating agencies and the diversification of the Company's funds procurement to longer term. Other expenses associated with financing increased by 14.5%, to ¥1,192 million.

Total credit costs (including allowance for credit losses and write-offs directly charged to expenses) decreased by 13.1% to ¥124,907 million (US$1,167.4 million), due to the first decline in personal bankruptcies in ten years and stable macro economic conditions resulting from the expansion of employment in Japan. The amount of loan write-offs decreased by ¥22,140 million, or 16.4% to ¥112,858 million (US$1,054.7 million), and the ratio of write-offs to total outstanding loans decreased by 1.4 percentage points to 7.2%. Collections from loans previously written off were ¥8,213 million. The recovery rate as a percentage of the outstanding loan balance was 0.5%. As a result, net credit loss ratio was 6.7%.

Advertising expenses amounted to ¥6,479 million (US$60.6 million), ¥4,647 million, or 41.8% lower than in the fiscal year ended March 31, 2004.

Other general and administrative expenses increased by ¥4,107 million, or 4.8%, to ¥89,162 million (US$833.3 million).

Operating Income

Operating income decreased by ¥3,949 million, or 3.2%, over the previous fiscal year to ¥117,686 million (US$1,099.9 million), reflecting mainly the decrease of interest income on direct cash loans and a lower yield during the period.

Other Expenses (Income)

Other expenses was ¥1,746 million (US$16.3 million) in the year ended March 31, 2005, compared to other income of ¥17,848 million in the year ended March 31, 2004. The Company recognized a loss on devaluation of investments in securities of ¥78 million (US$0.7 million), compared to the loss


Outstanding Direct Cash Loans to Customers
(¥ Billion)
2,000
1,500
1,000
500
1,645
1,767
1,676
1,579
1,569
2001/3
2002/3
2003/3
2004/3
2005/3


Ratio of Credit Losses to Outstanding Loans
and Net Credit Losses Ratio
(%)
10.0
7.5
5.0
2.5
0.0
3.5
3.0
4.5
4.0
6.6
6.1
8.6
8.0
7.2
6.7
2001/3
2002/3
2003/3
2004/3
2005/3

of ¥270 million in the year ended March 31, 2004. Gains on sales of investments in securities was ¥3,804 million, compared to ¥1,253 million gain in the previous period. Loss on sales/disposal of property and equipment, net, was ¥249 million, compared to a loss of ¥399 million in the previous period. Loss on redemption of securities was ¥7,254 million. Income from participation in leveraged lease partnerships was ¥2,039 million, and will expire by the end of September 2005. Expenses for issuance of bonds were ¥220 million, compared to expenses of ¥430 million during the previous period. As a result of the foregoing, income before income taxes decreased by 16.9% from the year ended March 31, 2004 to ¥115,940 million.

Net Income

Net income amounted to ¥68,726 million (US$642.3 million), a decrease of ¥6,019 million, or 8.1% from the previous fiscal year. The ratio of net income to revenues from the previous fiscal year's 19.5% decreased to 19.0%. Net income per share decreased to ¥487.9 (US$4.56) from ¥525.5. The Company paid a ¥50 per share interim dividend and a ¥50 year-end dividend. The total dividend for the fiscal year ended March 31, 2005 was thus ¥100 per share and dividend ratio was 21.1%.

Financial Condition

Total assets as of March 31, 2005 were ¥1,903,991 million (US$17,794.3 million), an increase of 4,851 million from the fiscal year ended March 31, 2004. Total current assets fell ¥26,633 million, or 1.6%, to ¥1,644,267million (US$15,367.0 million), mainly due to a decrease in marketable securities by ¥21,964 million to ¥320 million from the previous year of ¥22,284 million, a decrease in accrued interest income by ¥11,619 million to ¥12,113 million from the previous year of ¥23,732 million because of the changes in calculation for over 180 days delinquencies and a decrease in direct cash loans to


Unsecured Loans by Interest Rate
(%)
100
75
50
25
6.8
6.6
41.4
45.2
8.1
7.4
41.5
43.0
9.4
6.0
6.5
36.1
42.0
2003/3
2004/3
2005/3
27.375%
23.360%
Others
25.550%
18.250%


Projected Leveraged Lease Income
(¥ Billion)
30,000
22,500
15,000
7,500
2002/3
2003/3
2004/3
2005/3
2006/3


Net Income to Revenues
(%)
40.0
30.0
20.0
1.0
0.0
31.7
15.1
22.6
19.5
19.0
2001/3
2002/3
2003/3
2004/3
2005/3


Net Income per Share
(¥)
1,000
750
500
250
864.02
437.80
650.93
525.51
487.94
2001/3
2002/3
2003/3
2004/3
2005/3


Total Assets
(¥ Billion)
3,000
2,250
1,500
750
2,018
2,017
1,940
1,899
1,904
2001/3
2002/3
2003/3
2004/3
2005/3

customers of ¥10,004 million, from the previous fiscal year to ¥1,568,725 million (US$14,661.0 million).

Total current liabilities decreased by ¥70,767million, or 30.5%, from the previous fiscal year to ¥161,596 million (US$1,510.2 million). This was mainly because of a ¥41,359 million, or 24.3%, decrease to ¥128,694 million (US$1,202.7 million) in the current portion of long-term debt. Long-term debt increased by ¥7,895 million, or 1.0%, from the previous year to ¥778,988 million (US$7,280.3 million). Of this, corporate bonds increased by ¥12,246 million over the previous term-end, to ¥455,054 million (US$4,252.8 million).

Total stockholders' equity rose by ¥67,634 million, or 7.6%, from the previous fiscal year to ¥960,718 million (US$8,978.7 million). The stockholders' equity ratio increased from 47.0% in the previous fiscal year to 50.5%. Stockholders' equity per share inceased by 7.7% from the previous fiscal year to ¥6,827.41 (US$63.81).

Cash Flows

The principal sources of cash flows from operating activities were ¥115,940 million (US$1,083.6 million) in income before income taxes, ¥3,598 million (US$33.6 million) in depreciation and amortization, ¥714 million (US$6.7 million) in provision for credit losses, and ¥579,629 million (US$5,417.1 million) in principal collected on consumer loans. The main use of cash in operating activities was ¥682,434 million (US$6,377.9 million) in consumer loans made to customers. As a result, net cash flow provided by operating activities was ¥103,083 million (US$963.4 million).

Net cash flow provided by investing activities was ¥41,039 million (US$383.5 million). The principal activities contributing to cash flow from financing activities were ¥97,500 million (US$911.2 million) in proceeds from long-term borrowings and ¥145,429 million (US$1,359.2 million) in repayments of long-term loans. Together with other items, net cash flow used in financing activities was ¥102,441 million (US$957.4 million)

Overall, net cash flow gained in operating, investing and financing activities totaled ¥41,544 million (US$388.3 million). As a result, cash and cash equivalent at the end of the year increased to ¥155,436 million (US$1,452.7 million) compared to ¥113,892 million in the previous fiscal year.

Efficiency

Revenue per employee decreased by 10.2% from the previous fiscal year to ¥103.5 million. Outstanding direct cash loans per employee decreased by 5.4% from the previous fiscal year to ¥449 million. Revenue per manned branch office decreased by 5.7% from the previous fiscal year to ¥684 million. Outstanding direct cash loans per manned branch office were down by 0.6% to ¥2,971 million.

Adoption of Accounting Standard for Impairment of Fixed Assets

On August 9, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards," which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the statements of income. The standard shall be effective for fiscal years beginning April 2005.

The Company announced on April 27, 2005 that the adoption of the accounting standard for the impairment of fixed assets might result in a recognition of asset impairment losses of approximately ¥47,500 million in the consolidated statements of income for the next fiscal year beginning April 2005, which is included in the consolidated forecast net income of ¥57,600 million for the next fiscal year.



Return on Equity
(%)
20.0
15.0
10.0
5.0
0.0
18.7
8.5
11.8
8.7
7.4
2001/3
2002/3
2003/3
2004/3
2005/3



Stockholders' Equity Ratio
(%)
60.0
45.0
30.0
15.0
0.0
36.6
38.7
42.9
47.0
50.5
2001/3
2002/3
2003/3
2004/3
2005/3

Forward-Looking and Cautionary statements

This annual report of Takefuji Corporation includes statements that are not historical or current facts and are "forward-looking statements."

The word "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward," or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Takefuji Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements.

- general economic conditions in the consumer loan industry
- fluctuations in the economic, credit, interest, rate or foreign currency environment in Japan and abroad
- level of activity within the national and international credit market
- competitive conditions and pricing levels
- legislative or regulatory development
- technological development
- changes in tax laws
- the effects of mergers, acquisitions and divestitures, and
- uncertainties that have not been identified at this time

The Company undertakes no obligation to correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

Overview

The ability of the Company to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Company. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charges by the Company, funding availability for the Company operations, and the overall status of the Company.

Although signs of a trend for economic recovery fuelled by factors such as the improvement in corporate earnings brought about by a steady increase in private demand, the impact on domestic and overseas economics of concern over IT-related demand, movements in oil prices, stock prices and exchange rates, the increasingly chaotic situation in the Middle East and neighboring countries, the frequency of devastating earthquakes, heavy rains, tsunami and other destabilizing factors is also huge. Consequently, it is still too early to say whether or not the Japanese economy has extracted itself from prolonged deflation.

In light of these conditions, and as we continue to monitor trends in multiple indebtedness and personal bankruptcies, we will continue to focus on implementing stricter loan management, reviewing loan limits, returning to the basics for customer consultations, and improving collection of debts in arrears, keeping a balance between loan provision and collection, which are the fundamentals of our business. Our focus will be placed on the primary importance of the customer, which will enable us to continue offering the necessary financial counseling.

In addition, the Company has taken the court decision in November last year seriously, is adopting a scrupulous system to prevent any reoccurrence to ensure that this kind of incident never happens again. As part of strengthened compliance measures, we are planning to further increase awareness of compliance among our employees by completing the internal control system, expanding existing compliance courses for all the company and taking other steps. We are determined to commit ourselves to fulfilling obligations so that all employees and directors observe the law and the Company's rules, building a system that is consistently based on corporate ethics and high transparency.

Consumer Finance Industry and the Company

In the consumer finance industry, the positive impact on management operations of factors such as the improvement in the job situation, as seen in the upward trend of the economy and decline in unemployment, and the tightening of loan management has now begun to emerge, with the number of personal bankruptcies falling for the first time in ten years and bad debt losses starting to shrink. On the other hand, with intensifying competition between companies as a result of the financial shake-up, which brought, among other things, business and capital tie-ups between major banking groups and consumer finance companies, there have been developments such as compliance with the Personal Data Protection Law, which came into full effect in April this year, and the 2006 review of the maximum interest rate under the Capital Subscription Law. Those factors have brought about large-scale transformations to the industry as a whole and we will respond effectively to future changes.

Considerations Related to the Company

Mid- and Long-Term Corporate Management Strategy and Forecast for FY 2006

Within this environment, for us to further promote and develop effective management, we are continuing to focus on the enhancement of quality and to tighten loan management more than ever before, and are implementing a stricter loan management policy to improve loan quality and help guarantee future profits. Our strategy will continue to be based on the practical application of these policies, taking full advantage of our knowledge and experience as a leader in the consumer small unsecured loans industry.

In the event that the operating environment becomes more favorable, we will vigorously pursue both quantitative expansion and qualitative improvement. In April this year we resumed television commercials, and in July we will remake our famous Takefuji Dancers team. In the course of this year 2005 we also plan to launch a new product in the secured loan business. In addition, we also intend to examine new business areas and other opportunities including M&A.

The Forecasts for the Consolidated Fiscal Year Ending March 31, 2006 are as Follows:

Direct cash loans to customers will reach 1,586,200 million yen, increasing 1.1% (YOY) or 17,500 million yen over the fiscal year ended March 31, 2005, and standing in marked contrast to a nearly 200 billion yen decrease during the prior two year period.

Operating revenues will be 349,800 million yen, decreasing 2.9% from the fiscal year ended March 31, 2005. Ordinary income will reach 123,500 million yen, increasing 3.6% over the prior fiscal year, though net income will decrease by 16.2% to 57,600 million yen, due to impairment accounting charges.

Impairment Accounting Losses

As of March 31, 2005, the book value of property and equipment at the Group was 98,321 million yen. This includes assets acquired between the late 1980s and early 1990s, the period from the emergence through the end of Japan's so-called "bubble" economy. The market values of these assets are in some cases well below book value due to a decline in land prices in recent years.

In Japan, companies are required to adopt impairment accounting beginning in the fiscal year ending in March 2006. In order to meet these requirements, the Company decided to adopt impairment accounting on April 27, 2005, when the resulting charges for the amount of 55.7 billion yen were posted as an extraordinary loss, for which our forecast fully accounts.

Funds Procurement

The Company is exposed to the risk of an increase in the cost of funds procurement due to changes in the financial climate and other events. At present, the standard interest rate on our unsecured consumer loans is 27.375%. Any increase in the cost of funds procured would immediately cause a decline in operating income.

Fund procurement has become increasingly diversified. We have procured funds from various industries taking into consideration long-term stability and the ratio between direct and indirect procurement. Currently, the ratio of bonds to borrowings stands at 52% and 48%, respectively. Takefuji's ability to procure stable, long-term funds from a variety of sources reflects the Group's strength in sales, performance and credibility in both domestic and overseas markets. The Company will continue to take steps aimed at flexibly procuring funds at advantageous terms.

Capital Policy

Announcement of Dividend Increase

The Company recognizes the return of profits to shareholders as a long-term key management policy. In line with our policy, on June 29, 2005, the Company resolved to increase the fiscal 2006 first half dividend to 115 yen per share and lift its dividend forecast for the full year to 230 yen. We will fully endeavor to maximize the effectiveness of our capital policy.

CONSOLIDATED BALANCE SHEETS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2005 and 2004

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
ASSETS			
Current Assets:			
Cash in hand and at banks	¥ 58,651	¥ 45,752	$ 548,140
Time deposits (Note 7)	15,329	18,770	143,262
Marketable securities (Note 3)	320	22,284	2,991
Short-term investments			
(certificates of deposit or commercial papers purchased under resale agreements)	84,988	64,997	794,280
Direct cash loans to customers (Notes 4 and 7):			
Principal	1,568,725	1,578,729	14,660,981
Accrued interest income	12,113	23,732	113,206
Less: Allowance for credit losses (Note 4)	(137,000)	(136,286)	(1,280,374)
Prepaid expenses	1,094	1,339	10,224
Deferred tax assets (Note 8)	24,582	34,785	229,738
Other current assets	15,465	16,798	144,533
Total Current Assets	¥ 1,644,267	¥ 1,670,900	$ 15,366,981
Investments:			
Investments in securities (Notes 3 and 7)	65,220	53,762	609,533
Other investments	728	728	6,803
	65,948	54,490	616,336
Property and Equipment, Net of Accumulated Depreciation (Notes 5 and 7)	98,321	99,768	918,888
Leasehold Deposits and Other Assets (Note 6)	95,455	73,982	892,103
	¥ 1,903,991	¥ 1,899,140	$ 17,794,308

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2004	2005
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Short-term borrowings (Note 7)	—	¥ 26,000	—
Current portion of long-term debt (Note 7)	¥ 128,694	170,053	$ 1,202,747
Accounts payable	5,073	4,128	47,411
Income taxes payable (Note 8)	16,920	20,861	158,131
Accrued expenses	7,658	8,067	71,570
Other current liabilities	3,251	3,254	30,384
Total Current Liabilities	161,596	232,363	1,510,243
Long-Term Debt (Note 7)	752,119	746,443	7,029,150
Allowance for Retirement Benefits (Note 9)	2,689	2,600	25,131
Deferred Tax Liabilities (Note 8)	12,293	6,292	114,888
Other Long-Term Liabilities (Note 11)	14,576	18,358	136,224
Commitments and Contingent Liabilities (Notes 10 and 12)			
Stockholders' Equity:			
Common stock, no par value:			
Authorized: 430,000,000 Shares			
Issued: 147,295,200 Shares as of March 31, 2005 and 2004	30,478	30,478	284,841
Additional paid-in capital	52,263	52,263	488,439
Retained earnings (Note 13)	898,141	843,536	8,393,841
Net unrealized gains on other investments in securities, net of taxes	20,858	6,986	194,935
Foreign currency translation adjustments	(246)	(166)	(2,300)
Treasury stock, at cost, 6,589,145 shares as of March 31, 2005 and 6,479,101 shares as of March 31, 2004 (Note 13)	(40,776)	(40,013)	(381,084)
Total Stockholders' Equity	960,718	893,084	8,978,672
	¥ 1,903,991	¥ 1,899,140	$ 17,794,308

CONSOLIDATED STATEMENTS OF INCOME

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Revenues:				
Interest income on direct cash loans	¥347,474	¥371,943	¥409,716	$3,247,421
Other income	13,896	10,972	11,563	129,869
	361,370	382,915	421,279	3,377,290
Costs and Expenses:				
Interest expenses	21,944	20,346	23,328	205,084
Other expenses associated with financing	1,192	1,041	1,414	11,140
Provisions for credit losses (Note 4)	124,907	136,286	127,572	1,167,355
Write-offs (Note 4)	—	7,426	13,021	—
Advertising expenses	6,479	11,126	14,266	60,551
Other general and administrative expenses	89,162	85,055	81,299	833,291
	243,684	261,280	260,900	2,277,421
Operating Income	117,686	121,635	160,379	1,099,869
Other Expenses (Income):				
Loss on devaluation of investments in securities (Note 3)	78	270	1,341	729
Gain on sales of investments in securities (Note 3)	(3,804)	(1,253)	(455)	(35,551)
Loss on sales/disposal of property and equipment, net	249	399	254	2,327
Loss on redemption of marketable securities	7,254	—	—	67,794
Loss on sales of investments in securities (Note 3)	—	79	—	—
Loss on redemption of investments in securities	—	22	—	—
Gain on liquidation of a subsidiary	—	—	(539)	—
Gain on participation in leveraged lease partnerships (Note 11)	(2,039)	(17,795)	(23,526)	(19,056)
Bond issue costs	220	430	514	2,056
Gain on reversal of allowance for retirement benefits for directors and corporate auditors	(212)	—	—	(1,981)
	1,746	(17,848)	(22,411)	16,318
Income before Income Taxes	115,940	139,483	182,790	1,083,551
Income Taxes (Note 8):				
Current	40,604	60,368	95,912	379,477
Deferred	6,610	4,370	(8,268)	61,775
	47,214	64,738	87,644	441,252
Net Income	¥ 68,726	¥ 74,745	¥ 95,146	$ 642,299

	Yen			U.S. dollars (Note 1)
Amounts Per Share (Note 2 (14)):				
Net income—Basic	¥487.9	¥525.5	¥650.9	$4.56
Net income—Diluted	474.5	514.4	—	4.43
Cash dividends	100.0	100.0	100.0	0.93

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

		Millions of yen					
	Number of common stock (Thousands)	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains (losses) on other investments in securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2002	147,295	¥30,478	¥52,263	¥ 703,466	¥ (6,759)	¥ 471	¥ (0)
Net income	—	—	—	95,146	—	—	—
Cash dividends paid (¥100 per share)	—	—	—	(14,725)	—	—	—
Bonuses to directors	—	—	—	(57)	—	—	—
Decrease due to deconsolidation of subsidiaries	—	—	—	(698)	—	—	—
Net unrealized losses on investments in securities	—	—	—	—	(4,435)	—	—
Foreign currency translation adjustments	—	—	—	—	—	(331)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(23,203)
Balance at March 31, 2003	147,295	30,478	52,263	783,132	(11,194)	140	(23,203)
Net income	—	—	—	74,745	—	—	—
Cash dividends paid (¥100 per share)	—	—	—	(14,277)	—	—	—
Bonuses to directors	—	—	—	(64)	—	—	—
Net unrealized gains on investments in securities	—	—	—	—	18,180	—	—
Foreign currency translation adjustments	—	—	—	—	—	(306)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(16,810)
Balance at March 31, 2004	147,295	30,478	52,263	843,536	6,986	(166)	(40,013)
Net income	—	—	—	68,726	—	—	—
Cash dividends paid (¥100 per share)	—	—	—	(14,076)	—	—	—
Bonuses to directors	—	—	—	(45)	—	—	—
Net unrealized gains on investments in securities	—	—	—	—	13,872	—	—
Foreign currency translation adjustments	—	—	—	—	—	(80)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(763)
Balance at March 31, 2005	147,295	¥30,478	¥52,263	¥ 898,141	¥ 20,858	¥(246)	¥(40,776)

		Thousands of U.S. dollars (Note 1)					
	Number of common stock (Thousands)	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains (losses) on other investments in securities	Foreign currency translation adjustments	Treasury stock, at cost
Balance at March 31, 2004	147,295	$284,841	$488,439	$7,883,514	$ 65,290	$(1,551)	$(373,953)
Net income	—	—	—	642,299	—	—	—
Cash dividends paid ($0.93 per share)	—	—	—	(131,551)	—	—	—
Bonuses to directors	—	—	—	(421)	—	—	—
Net unrealized gains on investments in securities	—	—	—	—	129,645	—	—
Foreign currency translation adjustments	—	—	—	—	—	(749)	—
Changes in treasury stock, at cost (net)	—	—	—	—	—	—	(7,131)
Balance at March 31, 2005	147,295	$284,841	$488,439	$8,393,841	$194,935	$(2,300)	$(381,084)

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2005, 2004 and 2003

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2005	2004	2003	2005
Operating Activities:				
Income before income taxes	¥ 115,940	¥ 139,483	¥ 182,790	$ 1,083,551
Depreciation and amortization	3,598	3,920	3,949	33,626
Loss on sales/disposal of property and equipment	249	399	254	2,327
Increase (decrease) in allowance for retirement benefits	90	275	(115)	841
Gain on participation in leveraged lease partnerships	(1,707)	(8,513)	(9,883)	(15,953)
Loss on redemption of marketable securities	7,254	—	—	67,794
Gain on sales of investments in securities	(3,804)	(1,253)	(455)	(35,551)
Loss on sales of investments in securities	—	79	—	—
Loss on redemption of investment in securities	—	22	—	—
Loss on devaluation of investments in securities	78	270	1,341	729
Direct cash loans made to customers	(682,434)	(652,067)	(715,750)	(6,377,888)
Direct cash loans collected from customers	579,629	614,011	695,530	5,417,093
Increase in allowance for credit losses	714	8,714	29,316	6,673
Write-offs	112,858	134,998	111,277	1,054,748
Increase in accrued interest income	11,619	(654)	(1,363)	108,589
Other, net	3,286	(8,602)	(4,504)	30,711
Sub Total	147,370	231,082	292,387	1,377,290
Dividend income received	258	881	740	2,411
Income tax paid	(44,545)	(109,445)	(31,395)	(416,308)
Net cash provided by operating activities	103,083	122,518	261,732	963,393
Investing Activities:				
Decrease in time deposits (due over three months), net	—	13,695	2,791	—
Decrease (increase) in pledged bank deposits, net	12,095	(15,127)	—	113,037
Purchase of property and equipment	(1,231)	(682)	(2,241)	(11,504)
Proceeds from sales of property and equipment	—	—	280	—
Purchase of intangible fixed assets	(1,068)	(1,253)	(3,354)	(9,981)
Proceeds from redemption of investments in securities	22,746	—	—	212,579
Purchase of investments in securities	(3,256)	(1,220)	(867)	(30,430)
Proceeds from sales of investments in securities	10,389	2,924	12,815	97,093
Purchase of investments in partnerships	(195)	(243)	(1,755)	(1,822)
Proceeds from sales of investments in partnerships	1,377	2,228	823	12,869
Other, net	182	202	42	1,701
Net cash provided by investing activities	41,039	524	8,534	383,542
Financing Activities:				
(Decrease) increase in short-term borrowings, net	(26,000)	26,000	(51,200)	(242,991)
Proceeds from long-term borrowings	97,500	71,869	48,442	911,215
Repayments of long-term borrowings	(145,429)	(261,468)	(266,663)	(1,359,150)
Proceeds from issuance of bonds	14,080	93,175	83,013	131,589
Repayments for redemption of bonds	(27,753)	(30,867)	(623)	(259,374)
Acquisition or sales of treasury stock, net	(763)	(16,810)	(23,203)	(7,131)
Cash dividends paid	(14,076)	(14,277)	(14,725)	(131,551)
Net cash used in financing activities	(102,441)	(132,378)	(224,959)	(957,393)
Effect of exchange rate changes on cash and cash equivalents	(137)	1,642	174	(1,281)
Net increase (decrease) in cash and cash equivalents	41,544	(7,694)	45,481	388,261
Cash and cash equivalents at beginning of year	113,892	121,586	76,637	1,064,411
Decrease in cash and cash equivalents held by deconsolidated subsidiaries	—	—	(532)	—
Cash and cash equivalents at end of year (Note 2 (13))	¥ 155,436	¥ 113,892	¥ 121,586	$ 1,452,672

The accompanying notes are an integral part of these statements.

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles

The accompanying consolidated financial statements have been prepared from accounts and records maintained by Takefuji Corporation (the "Company") and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with accounting principles generally accepted in the United States of America. The accounts and records of other overseas subsidiaries, TSR Co., Ltd., TWJ Euro Co., Ltd., and G.H Investment Co., Ltd., are maintained in accordance with local requirements in their respective country of incorporation. No adjustments have been made to those overseas subsidiaries' financial statements on consolidation, as allowed under accounting principles generally accepted in Japan. Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Ministry of Finance in Japan have been reclassified for the convenience of readers outside Japan.

(2) Principal shareholder of the Company

Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, is the principal stockholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the "Family Companies")) owned approximately 35 million shares or 24.88% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2005 (68.92% as of March 31, 2004).

(3) United States dollar amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The exchange rate of ¥107=US$1, a mean telegraphic transfer rate on March 31, 2005 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

2. Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as the "Group"). As of March 31, 2005, the subsidiaries are as listed below:

	Equity ownership percentage
1. Take One Country Club, Ltd.	100.0%
2. Kyoritsu Estate Co., Ltd.	100.0 (owned by Take One Country Club, Ltd.)
3. TWJ VC Co., Ltd.	100.0
4. Takefuji Capital Co., Ltd.	100.0
5. TSR Co., Ltd.	100.0
6. G.H Investment Co., Ltd.	100.0
7. TWJ Co., Ltd.	100.0
8. TWJ Euro Co., Ltd.	100.0
9. TDS Co., Ltd.	100.0
10. Takefuji Bull Mart Co., Ltd.	100.0

Note: Yasui Co., Ltd. and Fujix-Credit Co., Ltd. were merged into Takefuji Corporation on September 1, 2002, and thus, those companies' financial statements until August 31, 2002 were included in the consolidated financial statements for the fiscal year ended March 31, 2003.
Zuiko Factor Co., Ltd. and Takefuji New Research Institute Co., Ltd. were dissolved on August 31, 2002 and thus, those companies were deconsolidated from April 1, 2002 due to immateriality.
The accounts of the subsidiaries which use a fiscal year-end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year-ends to March 31.

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of income, as the case may be, in the year of acquisition.

(2) Income recognition

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

(3) Allowance for credit losses

The "allowance for credit losses" account provided by the Company is an amount to cover possible credit losses on direct cash loans.

The allowance for credit losses on direct cash loans (including delinquent loans past due 30 days or less) is calculated using an actual percentage of all write-offs, including those arising from personal bankruptcy of customers. The allowance for credit losses on doubtful loans, such as delinquent loans past due for longer periods is recorded at the estimated uncollectible amounts based on the write-offs of loans with similar credit risk rating over a certain period.

(4) Write-offs of direct cash loans

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in "other income" in the year of recovery.

(5) Valuation of securities

The Company classifies securities into different categories, each having a different accounting method depending on the purposes for which they are held. Trading securities are stated at market value; each market value is determined by the quoted price at the end of the fiscal year. Accordingly, net unrealized gains and losses on trading securities are included in net earnings. The cost of securities sold is computed using the moving average method. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized by the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investments in securities.

Other investments in securities with market quotations are stated at market value; each market value is determined by the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investments in securities are reported as a separate component of the stockholders' equity, net of tax, and the cost of securities sold is computed using the moving average method. Other investments in securities without market quotations are stated at cost determined by the moving average method.

(6) Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the declining-balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.

(7) Software costs

Costs of acquired software are amortized on the straight-line method over 5 years which is the estimated useful life.

(8) Accounting for lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by the method similar to that applicable to operating leases.

(9) Translation of foreign currency financial statements (accounts of overseas subsidiaries)

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for stockholders' equity which is translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as "foreign currency translation adjustments" and included in stockholders' equity.

(10) Income taxes

The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(11) Allowance for retirement benefits

The Company and its consolidated subsidiaries record an allowance for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actual gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

(12) Bond issue costs and discount on bonds

Bond issue costs are expensed as incurred. Discount on bonds are amortized over the period until redemption.

(13) Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2005 and 2004 consist of the following items on the balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Cash in hand and at banks	¥ 58,651	¥ 45,752	$ 548,140
Time deposits	15,329	18,770	143,262
Short-term investments	84,988	64,997	794,280
Less: Time deposits due over three months	(500)	(500)	(4,673)
Less: Pledged bank deposits	(3,032)	(15,127)	(28,337)
Cash and cash equivalents at end of year	¥155,436	¥113,892	$1,452,672

(14) Amounts per share

Basic net income per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at beginning of the year or at time of issuance (if later). The Company issued the zero coupon convertible bonds in the year ended March 31, 2004, which have a dilutive effect on net income per share. Further, bonuses to directors are excluded from net income available to common stockholders in the computation of net income per share, which is determined through appropriation of retained earnings by resolution of general stockholders' meeting subsequent to fiscal year-end and not reflected in the accounts of the current year.

Basis for calculation of basic net income per share and diluted net income per share is as follows:

	Millions of yen			Thousands of U.S. dollars
	2005	2004	2003	2005
Net income	¥68,726	¥74,745	¥95,146	$642,299
Less : Bonuses to directors	(61)	(45)	(64)	(570)
Net income for common stockholders	¥68,665	¥74,700	¥95,082	$641,729

	Thousands of shares		
	2005	2004	2003
Weighted average shares of common stock	140,723	142,149	146,070
Effect of dilutive securities	3,989	3,068	—
Weighted average shares for diluted net income per share computation	144,712	145,217	146,070

	Yen			U.S. dollars
	2005	2004	2003	2005
Basic net income per share	¥487.9	¥525.5	¥650.9	$4.56
Diluted net income per share	474.5	514.4	—	4.43

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years including dividends to be paid after the end of the year.

(15) Reclassifications

Certain reclassifications have been made to the prior years consolidated financial statements to conform to the presentation used for the year ended March 31, 2005.

(16) Accounting standard for impairment of fixed assets

On August 9, 2002, the Business Accounting Council in Japan issued "Opinion on Establishment of Asset-Impairment Accounting Standards", which requires that certain fixed assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the criterion for impairment recognition is met, an impairment loss as the difference between the carrying amount and the higher of net discounted future cash flows or market value of the asset shall be recognized in the statement of income.

In the case of the Company, this standard shall be effective for the fiscal year beginning April 1, 2005.

3. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2005 and 2004 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Marketable securities:			
Equities with market quotations	¥ 320	—	$ 2,991
Investment trust fund	—	¥22,284	—
	¥ 320	¥22,284	$ 2,991
Investments in securities:			
Equities with market quotations	¥56,178	¥44,299	$525,028
Equities without market quotation	1,661	1,885	15,524
Investment trust funds and others	7,381	7,578	68,981
	¥65,220	¥53,762	$609,533

Acquisition cost, book value (market value) and unrealized gain (loss) of marketable securities and investments in securities as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		
	2005		
	Aquisition cost	Book value (Market value)	Unrealized gain (loss)*
Marketable securities**:			
Equities with market quotations	¥ 321	¥ 320	¥ (1)
Investments in securities:			
Equities with market quotations	¥20,861	¥56,178	¥35,317
Investment trust funds and others	25	48	23
	20,886	56,226	35,340
Market value not availbale	9,301	8,994	(307)
	¥30,187	¥65,220	¥35,033

	Thousands of U.S. dollars		
	2005		
	Aquisition cost	Book value (Market value)	Unrealized gain (loss)*
Marketable securities**:			
Equities with market quotations	$ 3,000	$ 2,991	$ (9)
Investments in securities:			
Equities with market quotations	$194,963	$525,028	$330,065
Investment trust funds and others	234	449	215
	195,197	525,477	330,280
Market value not availbale	86,925	84,056	(2,869)
	$282,122	$609,533	$327,411

	Millions of yen		
	2004		
	Aquisition cost	Book value (Market value)	Unrealized gain (loss)*
Marketable securities:			
Investment trust fund	¥30,000	¥22,284	¥(7,716)
Investments in securities:			
Equities with market quotations	¥25,347	¥44,299	¥18,952
Investment trust funds and others	26	38	12
	25,373	44,337	18,964
Market value not availbale	9,614	9,425	(189)
	¥34,987	¥53,762	¥18,775

** Includes effect of exchange rate changes on investments in securities denominated in foreign currencies.*

***Classified as trading securities and the unrealized loss thereon was included in current income.*

Other investments in securities sold during the fiscal years ended March 31, 2005 and 2004.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Proceeds from sales	¥10,389	¥2,759	$97,093
Gross realized gains	3,804	1,253	35,551
Gross realized losses	—	(79)	—

Write down of investments in securities

The Company writes down the book value of equities when the market value declines by more than 50%, or the market value declines by more than approximately 30% but less than 50%, and the Company's management determines the decline to be other than temporary.

During the fiscal years ended March 31, 2005 and 2004, certain equity with market quotation was written down by ¥91 million in 2004, and equities without market quotations by ¥78 million ($729 thousand) and ¥179 million, respectively.

4. Direct Cash Loans to Customers and Allowance for Credit Losses

Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2005 and 2004 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Loans to bankrupt borrowers	¥ 520	¥ 208	$ 4,860
Delinquent loans	55,961	—	523,000
Delinquent loans past due three months or more	21,810	79,086	203,832
Restructured loans*	113,287	107,640	1,058,757

* The loans classified as restructured loans as of March 31, 2005 and 2004, include ¥106,163 million ($992,178 thousand) and ¥99,916 million, respectively, of loan receivables which were current or less than 31 days past due.

Loans to bankrupt borrowers;

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and, in addition, whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans;

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more;

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Effective from April 1, 2004, interests on delinquent loans past due 180 days or more, which do not include loans to bankrupt borrowers, were no longer accrued as income and consequently, those delinquent loans were separately disclosed as shown above, while those delinquent loans had been included in the delinquent loans past due three months or more prior to April 1, 2004. This had no impacts on net income due to the fact that the allowance for credit losses had been fully provided against the accrued interest income on those delinquent loans prior to April 1, 2004.

Restructured loans;

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

Committed lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2005 and 2004, the total outstanding balance of unused commitment lines was ¥426,479 million ($3,985,785 thousand) and ¥473,182 million, including ¥259,400 million ($2,424,299 thousand) and ¥297,452 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

Allowance for credit losses

Changes in the "allowance for credit losses" account during the years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Balance at beginning of year	¥ 136,286	¥ 127,572	$ 1,273,701
Write-offs*	(124,193)	(127,572)	(1,160,682)
Additions to allowance	124,907	136,286	1,167,355
Balance at end of year	¥ 137,000	¥ 136,286	$ 1,280,374

*This includes an offset of allowance for credit losses of ¥11,335 million ($105,935 thousand) against accrued interest income on the delinquent loans past due 180 days or more at March 31, 2004, which resulted from non-recognition of accrued interest income on those delinquent loans effective from April 1, 2004 as explained above.

As described in Note 2 (3) above, the "allowance for credit losses" account is provided by the Company as an amount to cover possible credit losses.

5. Property and Equipment

Property and equipment as of March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Buildings	¥ 22,837	¥ 22,858	$ 213,430
Leasehold improvements	16,119	16,106	150,645
Vehicles	229	265	2,140
Machinery	128	128	1,196
Equipment, furniture and fixtures	16,896	19,324	157,907
	56,209	58,681	525,318
Less: Accumulated depreciation	(34,150)	(35,175)	(319,159)
	22,059	23,506	206,159
Land	69,523	69,523	649,748
Golf course	5,592	5,592	52,262
Construction in progress	1,147	1,147	10,719
	¥ 98,321	¥ 99,768	$ 918,888

6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Leasehold deposits	¥ 6,454	¥ 6,446	$ 60,318
Intangibles, principally telephone and land leasehold rights	1,650	1,779	15,420
Software	3,663	3,610	34,234
Deferred charges	700	829	6,542
Discount on bonds	82,935	61,109	775,093
Other	53	209	496
	¥95,455	¥73,982	$892,103

In connection with the leases of office space and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

7. Short-Term Borrowings and Long-Term Debt

There was no outstanding balance of short-term borrowings as of March 31,2005. Short-term borrowings outstanding as of March 31, 2004 comprised loans from banks and other financial institutions which bore interest at rates ranging from 0.539% to 3.500% at March 31, 2004. It is normal business custom in Japan for short-term borrowings to be rolled over each year.

Additional information concerning short-term borrowings for the years ended March 31, 2005 and 2004 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Maximum month-end balance	¥30,132	¥26,000	$281,607
Average month-end balance	12,626	8,038	118,000

Long-term debt as of March 31, 2005 and 2004 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Loans from banks and other financial institutions (with interest rates ranging from 1.0% to 4.3% at March 31, 2005, and from 1.0% to 4.3% at March 31, 2004)*	¥ 425,759	¥ 473,688	$ 3,979,056
7.30% Senior Unsecured Notes due November 1, 2004 with currency swap contract (Note 14)	—	16,367	—
8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 14)	3,665	3,665	34,252
2.06% Senior Unsecured Notes due March 23, 2007	30,000	30,000	280,374
1.52% Senior Unsecured Notes due June 22, 2005	30,000	30,000	280,374
2.06% Senior Unsecured Notes due June 22, 2007	30,000	30,000	280,374
1.60% Senior Unsecured Notes due October 22, 2004	—	10,000	—
2.15% Senior Unsecured Notes due October 24, 2006	10,000	10,000	93,458
9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 14)	54,902	54,902	513,103
1.30% Senior Unsecured Notes due November 29, 2006	20,000	20,000	186,916
4.00% Senior Unsecured Notes due June 5, 2022	30,000	30,000	280,374
4.50% Senior Unsecured Notes due October 22, 2032	20,000	20,000	186,916
Secured Discount Notes due March 19, 2012 with currency swap contract (Note 14).	36,913	37,613	344,981
Zero Coupon Convertible Bonds due July 31, 2006	38,000	38,000	355,140
Secured Discount Notes due May 21, 2012 with currency swap contract (Note 14)	31,574	32,261	295,084
Adjustable Coupon Unsecured Bonds due March 1, 2034**	80,000	80,000	747,664
Adjustable Coupon Unsecured Bonds due March 1, 2034**	40,000	—	373,832
	880,813	916,496	8,231,898
Less: Portion due within one year	(128,694)	(170,053)	(1,202,747)
	¥ 752,119	¥ 746,443	$ 7,029,150

* With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥237,854 million and Company bonds in an aggregate amount of ¥127,055 million as of March 31, 2005, respectively, maturity may be accelerated if one or more of the following events occur:

1) The amount of net assets falls below ¥250,000 million
2) Net assets ratio falls below 20%
3) The amount of contingent liabilities exceeds ¥170,000 million
4) Annual increase of the amount of contingent liabilities exceeds 75% of annual increase of the retained earnings
5) Income before income taxes falls below the amount of interest expenses and other expenses associated with financing
6) The percentage of cash and cash equivalents plus loans to customers against total assets falls below 40%
7) The write-off ratio exceeds 10%
8) The percentage of real estate and investments in securities against total assets exceeds 40%
9) The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%
10) The total borrowings secured by perfected loans to customers exceeds net assets

** The bondholders are entitled at their options to require the Company to redeem the bonds before the final redemption date if certain event occurs.

The Company borrows funds under committed lines of credit. The Company has available committed lines of credit equal to the Yen equivalent of U.S.$2,500 million. At March 31, 2004, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,610 million, and the remaining unused portion was the Yen equivalent of U.S.$890 million.

At March 31, 2005, the Company's outstanding balance under the committed line of credit was the Yen equivalent of U.S.$1,610 million, and remaining unused portion was the Yen equivalent of U.S.$890 million.

Group assets pledged as collateral as of March 31, 2005 and 2004 for short-term borrowings and long-term debt are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Time deposits	¥ 3,032	¥ 15,127	$ 28,337
Investments in securities	—	20,240	—
Direct cash loans to customers under the assignment by way of security	395,875	401,390	3,699,766
Net book value of property and equipment	23,887	24,579	223,243
	¥422,794	¥461,336	$3,951,346

Short-term borrowings and long-term debt covered by the collateral as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Short-term borrowings	—	¥ 21,000	—
Current portion of long-term debt	¥ 38,412	27,766	$ 358,991
Long-term debt	230,063	272,408	2,150,121
	¥268,475	¥321,174	$2,509,112

Besides assets pledged as collateral shown above, at March 31, 2005, the Company has been committed to furnish, if requested by financial institutions, "direct cash loans to customers" in the aggregate principal value of ¥20,260 million ($189,346 thousand), for securing the repayments of "long-term debt" of ¥16,763 million ($156,664 thousand), under the agreement for reserved collateral with the lenders.

In addition, the shares of the Company's subsidiary, Takefuji Capital Co., Ltd. at a book value of ¥15 million ($140 thousand) are subject to a purchase option which may be exercised by the lending banks under certain agreed-upon conditions including default of the Company. Takefuji Capital Co., Ltd. is a special-purpose company established by the Company from which the Company borrows funds provided by the foreign banks. As of March 31, 2005, outstanding borrowings of this subsidiary were ¥177,389 million ($1,657,841 thousand). The shares of Takefuji Bull Mart Co., Ltd. at a book value of ¥133 thousand ($1,243), which is a special-purpose company established by the Company for lending funds provided by issuance of discount notes to the Company, are also subject to a purchase option which may be exercised by the financial institution under certain agreed-upon conditions, with which Takefuji Bull Mart Co., Ltd. has financial arrangements. As of March 31, 2005, outstanding borrowings of this subsidiary were ¥68,488 million, ($640,075 thousand).

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2005 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2005	¥128,694	$1,202,747
2006	206,746	1,932,206
2007	121,363	1,134,234
2008	47,434	443,309
2009 and thereafter	376,576	3,519,402
	¥880,813	$8,231,898

8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory tax rate in Japan of approximately 41.8% for the year ended March 31, 2004.

The reconciliation between the statutory tax rate and the effective income tax rate for the fiscal year ended March 31, 2004 is as follows:

	2004
Statutory tax rate	41.8%
Increase in taxes resulting from:	
Tax on undistributed profit	3.0%
Other	1.6%
Effective income tax rate	46.4%

The reconcilliation between the statutory tax rate and the effective tax rate for the fiscal year ended March 31, 2005 is not required to be disclosed because the difference between the statutory tax rate and the effective tax rate is 5% of the statutory tax rate or less.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of March 31, 2005 and 2004 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Current deferred tax assets:			
Non-deductible portion of write-offs of principal amount	¥ 7,739	¥ 11,596	$ 72,327
Non-deductible portion of provision for doubtful accrued interest income	4,142	2,201	38,710
Non-deductible portion of provision for doubtful principal amount	8,867	15,390	82,869
Loss on devaluation of marketable securities	—	3,125	—
Accrued bonuses	359	404	3,355
Enterprise taxes payable	3,094	1,340	28,916
Other	381	729	3,561
Sub total	¥ 24,582	¥ 34,785	$ 229,738
Long-term deferred tax assets:			
Loss on devaluation of investments in securities	¥ 408	¥ 491	$ 3,813
Loss on devaluation of investments in affiliates	415	—	3,879
Non-deductible portion of provision for retirement benefits	1,036	852	9,682
Other	302	372	2,822
Sub total	¥ 2,161	¥ 1,715	$ 20,196
Total deferred tax assets	¥ 26,743	¥ 36,500	$ 249,934
Long-term deferred tax liabilities:			
Net unrealized gains on other investments in securities	¥(14,454)	¥ (8,008)	$(135,084)
Net deferred tax assets	¥ 12,289	¥ 28,492	$ 114,850

9. Retirement Plan and Retirement Benefits

Employees with more than two years of service with the Company are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded noncontributory defined benefit pension plan which covers a portion of the retirement benefits payable to the retiring employees, and the benefits which are not covered by the funded pension plan are paid by the Company. The Company has recognized accrued costs for such a liability as an allowance for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Components of pension costs:			
Service cost	¥459	¥389	$4,290
Interest cost	60	104	561
Expected return on plan assets	(36)	(32)	(337)
Net amortization	218	60	2,037
Net pension costs	¥701	¥521	$6,551

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Funded status of pension plans:			
Projected benefit obligation	¥(4,754)	¥(4,036)	$(44,430)
Plan assets, at fair value	1,781	1,579	16,645
Projected benefit obligation in excess of plan assets	(2,973)	(2,457)	(27,785)
Unrecognized net losses	358	217	3,346
Allowance for retirement benefits	¥(2,615)	¥(2,240)	$ 24,439
Major assumption used:			
Discount rate	1.5%	1.5%	
Expected return on plan assets	2.3%	2.3%	

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to a director or corporate auditor upon retirement with the approval of the general meetings of stockholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of allowance for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2005 and 2004 included such provision, relative to directors and corporate auditors, of ¥74 million ($692 thousand) and ¥361 million, respectively.

10. Contingent Liabilities

As of March 31, 2005 and 2004, the Group had no contingent liabilities.

11. Leveraged Lease Partnerships

In the past fiscal years, the Company invested in leveraged lease partnerships specifically set up for the leasing of aircrafts. Such investments were recorded at cost at the time those investments were made. Due to the fact that such partnerships are designed to incur losses in their early years of operation and gains in the subsequent years, the Company has recognized substantial losses or gains on such investments in proportion to its shares in those partnerships.

The Company accounts for such losses (net of any gains from such investments) as non-operating expenses, which are directly charged to investment cost. The amount of cumulative losses exceeding the amount of investment cost is credited to "other long-term liabilities." In the subsequent years, gains on such investments, which are recorded as non-operating income, are debited to "other long-term liabilities."

Up to March 31, 2004, net cumulative losses amounted to ¥3,209 million, ¥2,038 million of which had been charged against investment cost and a further ¥1,171 million had been credited to other long-term liabilities.

Similarly, up to March 31, 2005, net cumulative losses amounted to ¥1,222 million ($11,421 thousand), ¥1,030 million ($9,626 thousand) of which had been charged against investment cost and a further ¥192 million ($1,795 thousand) had been credited to other long-term liabilities.

12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2005 and 2004 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Lease expenses	¥1,319	¥1,802	$12,327

Assumed data as to acquisition cost, accumulated depreciation and net book value of the leased assets, which included the portion of interest thereon, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Acquisition cost	¥5,088	¥7,557	$47,551
Accumulated depreciation	(3,754)	(5,249)	(35,084)
Net book value	¥1,334	¥2,308	$12,467

The amount of outstanding future lease payments due at March 31, 2005 and 2004, which included the portion of interest thereon, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2005	2004	2005
Future lease payments			
Due within one year	¥ 806	¥1,217	$ 7,533
Due over one year	528	1,091	4,934
Total	¥1,334	¥2,308	$12,467

13. Stockholders' Equity

(1) Common stock

The General Meeting of Stockholders held on June 27, 2002 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥150,000 million until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2003. During the fiscal year ended March 31, 2003, the Company has acquired an aggregate of 3,814 thousand shares of its common stock for a total purchase amount of ¥23,203 million.

The General Meeting of Stockholders held on June 27, 2003 approved that the Company may acquire up to a total not exceeding 13 million outstanding shares of its common stock at an amount in a total not exceeding ¥130,000 million until the conclusion of the general meeting of stockholders to be held for the year ended March 31, 2004. During the fiscal year ended March 31, 2004, the Company has acquired an aggregate of 2,665 thousand shares of its common stock for a total purchase amount of ¥16,810 million.

The General Meeting of Stockholders held on June 29, 2004 approved that the Company amended its statutes of corporation regarding acquisition of treasury stock so that the Company is able to acquire treasury stock upon the resolution at the Board of Directors' meeting in accordance with the revision to the Japanese Commercial Code. During the fiscal year ended March 31, 2005, the Company has acquired an aggregate of 110 thousands shares of its common stock for a total purchase amount of ¥763 million ($7,131 thousand).

(2) Retained earnings

The Japanese Commercial Code provided that an amount equivalent to at least 10% of cash dividends and bonuses to directors and corporate auditors must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount included in "retained earnings" was ¥7,619 million ($71,206 thousand) as of March 31, 2005 and 2004. Under the Japanese Commercial Code, companies are allowed to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Commercial Code have been taken, and stockholders'approval was obtained at the stockholders' meeting.

14. Financial Derivative Transactions

The Company uses financial derivative transactions, which comprise interest swap and currency and interest swap transactions, to reduce its exposure to market risks from fluctuations in interest rate and foreign currency exchange against bonds and loans. The Company does not hold or issue financial derivative instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counterparties, as they are major financial institutions in the international financial market.

All derivative transactions the Company enters into are approved by the board of directors and under administration of finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors.

With regard to interest swap and currency and interest swap transactions, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2005 and 2004, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions are not required to be presented.

15. Subsequent Events

The appropriation of retained earnings of the Company for the year ended March 31, 2005, which was proposed by the Board of Directors and approved at the General Meeting of Stockholders held on June 29, 2005 is as follows:

	Millions of yen	Thousands of U.S. dollars
Appropriations:		
Cash dividends (¥50 per share)	¥ 7,035	$ 65,748
Bonuses to directors	62	579
Transfer to general reserve	53,000	495,327
Total	¥60,097	$561,654

ChuoAoyama PricewaterhouseCoopers

PRICEWATERHOUSECOOPERS

Kasumigaseki Bldg. 32nd Floor
3-2-5, Kasumigaseki, Chiyoda-ku,
Tokyo 100-6088, Japan

To the Board of Directors of
Takefuji Corporation

We have audited the accompanying consolidated balance sheets of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2005, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and its consolidated subsidiaries as of March 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2005 in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 (3) to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers

ChuoAoyama PricewaterhouseCoopers

Tokyo, Japan

June 29, 2005

BOARD OF DIRECTORS, AUDITORS AND OFFICERS



Representative Director & President
Hikaru Kondo



Representative Director &
Senior Managing Director
Taketeru Takei



Director & Executive Officer
Katsunori Aita



Director & Executive Officer
Masayoshi Shirakura



Director & Executive Officer
Itsuho Takase



Director & Executive Officer
Kengo Sato



Director & Executive Officer
Shinji Miyamoto



Director & Executive Officer
Usao Kamano



Independent Director
Akiyuki Nagase



Independent Director
Arata Sawa



Executive Officer
Kanji Kobayashi



Executive Officer
Shigeki Hirano



Executive Officer
Tatsumi Matsunaga



Executive Officer
Michio Kondo



Corporate Auditor
Masakuni Saito



Corporate Auditor
Toshiyuki Tsuchiya



Corporate Auditor
Takeshi Kasai



Auditor
Yoshihiro Ogura

ORGANIZATION CHART


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Compliance Committee
Executive Committee
President
Compliance Administrative Office
Labor Relations Dept.
Credit Card Business Dept.
Information System Dept.
Inspection Dept.
Customer Relations Office
General Affairs Dept.
Property Administration and Development Office
Investor Relations Office
Advertising Dept.
Finance Dept.
Accounting Dept.
Examination Dept.
Legal Dept.
Corporate Planning Dept.
Personnel Dept.
Public Relations Dept.
Social Contribution Office
Secretariat Office
Training and Education Dept.
Loan Administration Dept.
Business and Marketing Division
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
Nagoya Regional Branch
Osaka Regional Branch
Okayama Regional Branch
Fukuoka Regional Branch
New Office Development Dept.
Business Administration Dept.
Customer Information Management Section
Business Administration Section
Operations Section
Secured Loan Business Office

As of June 29, 2005

1966
JAN. Chairman Yasuo Takei established the private company, Fuji Shoji

1968
JUNE Company incorporated under the name Takefuji Shoji, Ltd.

1970
JAN. Yutaka Co.,Ltd., founded (currently Nishiogi Branch Office)
AUG. Yamato Loan Service Co., Ltd., founded (currently Funabashi Branch Office)

1971
JULY Toho Loan Service Co., Ltd., founded (currently Yokohama Branch Office)
SEPT. New office headquarters completed in Itabashi, Tokyo

1973
MAY Former President Yasuo Takei made his first tour of the loan industry in the United States

1974
NOV. Takefuji Shoji, Ltd., reorganized into a joint-stock corporation
DEC. Company name changed to Takefuji Corporation

1977
OCT. Outstanding loans reached ¥10 billion
DEC. Yamato Loan Service Co., Ltd., Toho Loan Service Co., Ltd., and Yutaka Co., Ltd., merged into Takefuji, increasing the total capital to ¥150 million

1978
FEB. Yen Shop Takefuji adopted as corporate slogan
MAR. Capital increased to ¥300 million
MAY Headquarters moved to Sunshine 60 Building in Ikebukuro, Tokyo; Tokyo and Osaka regional branches established
JULY Subsidiaries Million Finance Co., Ltd., and Tei Kei Ai Co., Ltd., established

1979
MAR. Capital increased to ¥500 million
DEC. Capital increased to ¥800 million

1980
JULY First unsecured convertible bonds issued
DEC. Million Finance Co., Ltd. and Tei Kei Ai Co., Ltd., merged into Takefuji, increasing total capital to ¥895 million

1981
MAR. Large-scale computer introduced, and on-line system connecting all sales offices began operations
JUNE Outstanding loans reached ¥100 billion

1982
MAR. All of the first unsecured convertible bonds converted, raising total capital to ¥917 million

1983
NOV. On-line system connecting all offices completed
DEC. Company registered as lending institution in accordance with finance company law. Registration number: (1)-00020 (renewable every three years)

1984
MAY 133 Loan Administration sections placed throughout the country, bringing the total to 144 sections at the end of the year
JULY Japan Hawaii Finance Co., Ltd., acquired
SEPT. Main Headquarters Building completed in Yaesu, Tokyo
OCT. Company began making contributions to the Association for the Promotion of Seeing Eye Dogs in Japan

1985
AUG. System of ATMs and CDs began operations (set up in 48 locations)
OCT. Company established the Takefuji Commemorative Japan Trust, a publicinterest trust, to contribute to inviting technicians from overseas to Japan

1986
APR. Private placement of SFr20 million in bonds made overseas, the first in the consumer finance industry

1987
JAN. Company took out a syndicated loan of $150 million from 15 foreign banks
AUG. Outstanding loans reached ¥300 billion

1988
OCT. Number of customer accounts reached one million

1991
FEB. Outstanding loans reached ¥500 billion

1992
MAY Completion of and move to New Main Headquarters Building, in Shinjuku, Tokyo

1994
MAR. Fiscal term-end changed to March 31
Capital increased to ¥16.33 billion

1995
OCT. Company began introduction of automated loan contracting machines, Yen-musubi
NOV. Number of customer accounts reached 2 million
DEC. Company started CD and ATM tie-up operations with nonbanks and regional banks

1996
APR. Long-term counterparty rating (A2) assigned by Moody's Investors Service, Inc.
AUG. Registration of the Company's shares for OTC trading
SEPT. Outstanding loans reached ¥1 trillion

1997
MAR. Secondary offering of 3.3 million shares completed in Japan and overseas
JULY Full scale operation of 3rd generation on-line system started
SEPT. A subsidiary, TTS Finance Co., Ltd. was established
OCT. Issuance of US$165 million Yankee Bonds
NOV. Number of customer accounts reached 2.5 million

1998
FEB. Introduction of "Takefuji Medical Counseling Hotline 24"
MAR. Secondary offering of 14 million shares overseas
OCT. Began offering a fixed-period loan repayment insurance policy for unemployment
DEC. Takefuji shares listed on the First Section of the Tokyo Stock Exchange

1999
FEB. Takefuji shares approved for options trading
MAR. Trial operations of Iris-identification System for ATMs began at the Kanda Branch Office
OCT. First issuance of ¥30 billion senior unsecured notes Takefuji New Research Institute established

2000
MAR. Takefuji shares listed on the London Stock Exchange
APR. TWJ Co., Ltd. established
OCT. TWJ Euro Co., Ltd. established in London

2001
APR. US$675 million senior unsecured notes globally offered for sale

2002
MAR. Establishment of US$1 billion credit line
JUNE Issuance of 20-year senior unsecured notes of ¥30 billion in the domestic market
OCT. Issuance of 30-year senior unsecured notes of ¥20 billion in the domestic market

2003
JUNE Issuance of euroyen ¥38 billion 3-year zero-coupon convertible bonds
DEC. Change to the membership of Compliance Committee and establishment of Compliance Administrative Office

2004
MAR. The first issuance of euroyen senior unsecured bonds due 2034 (¥80 billion)
APR. Launch of Social Contribution Office
MAY The second issuance of euroyen senior unsecured bonds due 2034 (¥40 billion)
AUG. The first issuance of affiliated credit cards
SEP. Start of operation of call center
Registered with the FTSE 4 Good Japan Index

2005
MAR. Acquisition of International Standard "BS7799-2" for Information Security Management Systems and Domestic Standard "ISMS Certification (Ver. 2.0)"

CORPORATE DATA

Takefuji Head Office:	15-1, Nishi-Shinjuku 8-chome Shinjuku-ku, Tokyo 163-8654
Date of Establishment:	January 1966
Capital Stock:	¥30,478 million
Business:	Consumer Finance
Number of Manned Branch Offices:	528 (As of March 31, 2005)
Number of Employees:	3,491 (As of March 31, 2005)
Consolidated Subsidiaries:	Take One Country Club, Ltd. Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. TSR Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd. TWJ Euro Co., Ltd. TDS Co., Ltd. Takefuji Bull Mart Co., Ltd.
Internet Web site:	http://www.takefuji.co.jp
Transfer Agent for Shares:	Mizuho Trust and Banking Co., Ltd. 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8240
Independent Certified Public Accountants:	ChuoAoyama Audit Corporation Kasumigaseki Bldg., 32nd Floor 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo 100-6088


株式会社 武富士

Takefuji Head Office



TAKEFUJI CORPORATION

PRINTED WITH SOY INK

R100

This annual report is printed on recycled paper. PRINTED IN JAPAN

武富士

TAKEFUJI CORPORATION

Facts & Figures 2005


Takefuji Corporation Takefuji Corporation

Facts & Figures 2005

Major Managerial Indicators & Business Process

CONTENTS

REVENUES / INCOME (CONSOLIDATED)



Total Revenues
(¥ Millions)
500,000
400,000
300,000
200,000
100,000
0
401,561
428,203
421,279
382,915
361,370
349,800

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3 (F)
Revenues	401,561	428,203	421,279	382,915	361,370	349,800
Interest on Loans	387,142	413,153	409,716	371,943	347,474	340,928
Other Income	14,419	15,050	11,563	10,972	13,896	8,872
Revenue Growth Rate (%)	8.3	6.6	−1.6	−9.1	−5.6	−3.2



Income Before Income Taxes
(¥ Millions)
250,000
200,000
150,000
100,000
50,000
0
232,229
123,807
182,790
139,483
115,940
98,300

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3 (F)
Income Before Income Taxes	232,229	123,807(*)	182,790	139,483	115,940	98,300

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.



Net Income
(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
127,267
64,486
95,146
74,745
68,726
57,600

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3	2006/3 (F)
Net Income	127,267	64,486(*1)	95,146	74,745	68,726	57,600(*2)

Notes: (*1) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.
(*2) As the year 2006/03 forecast, the extraordinary loss of ¥47,500 million on adoption of accounting standard for impairment of fixed assets might be recognized.

Forward-Looking Statements

The forecasts and figures contained in this report are based on management's assumptions and beliefs in light of information currently available and involve risks and uncertainties. Actual results may differ from those in the report as a result of various factors.

PROFITABILITY (CONSOLIDATED)



Income Before Income Taxes/Total Revenues
(%)
75
60
45
30
15
0
57.8
28.9
43.4
36.4
32.1

(%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Income before Income Taxes/ Revenues	57.8	28.9 (*)	43.4	36.4	32.1

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.



Net Income/Total Revenues
(%)
50
40
30
20
10
0
31.7
15.1
22.6
19.5
19.0

(%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Net Income/Revenues	31.7	15.1 (*)	22.6	19.5	19.0

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.

REVENUES / COSTS (CONSOLIDATED)



General and Administrative Expenses/Total Revenues
(%)
75
60
45
30
15
0
38.5
43.5
56.1
62.6
61.0

(¥ Millions/%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
General and Administrative Expenses/Revenues (%)	38.5	43.5	56.1	62.6	61.0
Summary of Operating Costs:					
Financial Expenses	27,965	25,743	24,742	21,387	23,136
General and Administrative Expenses	154,625	186,463	236,158	239,893	220,548

Notes: 1. Financial expenses consist of interest expenses and other expenses associated with financing.

2. General and administrative expenses consist of credit costs, advertising expenses, and general and administrative expenses.



Gain (Loss) on Participation in Leveraged Lease Partnership
(¥ Millions)
25,000
20,000
15,000
10,000
5,000
0
21,057
16,824
23,526
17,795
2,039

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Gain (Loss) on Participation in Leveraged Lease Partnership	21,057	16,824	23,526	17,795	2,039

REVENUES / COSTS (CONSOLIDATED)



Personnel Costs/Total Revenues
(%)
10
8
6
4
2
0
6.1
6.0
6.3
6.3
6.9

(¥ Millions/%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Personnel Costs	24,328	25,671	26,600	24,354	24,924
Revenues	401,561	428,203	421,279	382,915	361,370
Personnel Costs/Revenues	6.1	6.0	6.3	6.3	6.9



Advertising Expenses/Total Revenues
(%)
5
4
3
2
1
0
4.0
3.5
3.4
2.9
1.8

(¥ Millions/%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Advertising Expenses	16,115	15,157	14,266	11,216	6,479
Revenues	401,561	428,203	421,279	382,915	361,370
Advertising Expenses/Revenues	4.0	3.5	3.4	2.9	1.8

OUTSTANDING LOANS / CUSTOMER ACCOUNTS (NON-CONSOLIDATED)



Outstanding Loans
Number of Customer Accounts
(¥ Millions)
(Accounts)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
3,000,000
2,400,000
1,800,000
1,200,000
600,000
0
1,645,059
1,766,655
1,675,625
1,578,729
1,568,725

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Unsecured Loans Outstanding	1,645,059	1,766,655	1,675,625	1,578,729	1,568,725
Growth Rate (%)	10.2	7.4	–5.2	–5.8	–0.6
Number of Unsecured Loans Accounts	2,909,014	2,937,953	2,814,665	2,602,964	2,442,560
Number of Credit Cardholders Accounts	—	—	64,014	158,941	218,957
Average Balance Outstanding per Account (¥ Thousand)	565	601	595	607	642

Note: Average balance outstanding per account data is based on unsecured loans only.

Loan Balance by Region
(As of March 31, 2005)



Kyushu ¥196.4 Billion
12.5%
Hokkaido ¥95.2 Billion
6.1%
Tohoku
¥149.8 Billion
9.6%
Chugoku/Shikoku
¥112.7 Billion 7.2%
Total
1,568.7
(¥ Billion)
Kinki ¥253.0 Billion
16.1%
Chubu ¥213.5 Billion
13.6%
Kanto ¥548.1 Billion
34.9%

ASSETS (CONSOLIDATED)



Total Assets
(¥ Millions)
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2,018,058
2,017,067
1,939,530
1,899,140
1,903,991

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Total Assets	2,018,058	2,017,067	1,939,530	1,899,140	1,903,991
Current Assets	1,690,917	1,838,175	1,760,769	1,670,900	1,644,267
Other Assets	*327,141*	*178,892*	*178,761*	*228,240*	*259,724*
Current Ratio (%)	382.7	557.5	465.9	719.1	1,017.5
Other Assets Ratio (%)	44.2	22.9	21.5	25.6	27.0

(¥ Millions/%)

Notes: 1. Current Ratio=Current Assets (Fiscal year-end)/Current Liabilities (Fiscal year-end)×100
2. Other Assets Ratio=Other Assets (Fiscal year-end)/Stockholders' Equity (Fiscal year-end)×100



Income Before Income Taxes / Total Assets
(%)
15
12
9
6
3
0
11.9
6.1
9.2
7.3
6.1
6.5
3.2
4.8
3.9
3.6

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Income Before Income Taxes/Total Assets	11.9	6.1	9.2	7.3	6.1
Net Income/Total Assets (ROA)	6.5	3.2	4.8	3.9	3.6

(%)

Notes: 1. Income before Income Taxes/Total Assets (Yearly Average)×100
2. Net Income/Total Assets (Yearly Average)×100

CREDIT LOSSES (CONSOLIDATED)



Allowance for Credit Losses
(¥ Millions)
150,000
120,000
90,000
60,000
30,000
0
82,600
98,256
127,572
136,286
137,000

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Allowance for Credit Losses	82,600	98,256	127,572	136,286	137,000

(¥ Millions)



Credit Losses
Credit Losses/Outstanding Loans
(¥ Millions)
(%)
150,000
120,000
90,000
60,000
30,000
0
10
8
6
4
2
0
57,464
78,559
111,277
134,998
112,858

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Credit Losses	57,464	78,559	111,277	134,998	112,858
Credit Losses/ Outstanding Loans (%)	3.49	4.45	6.64	8.55	7.19
Total Bad Debt Recovery	8,643	8,301	8,282	8,113	8,213
Net Credit Losses	48,821	70,258	102,995	126,885	104,645
Net Credit Loss Ratio (%)	2.97	3.98	6.15	8.04	6.67

(¥ Millions/%)

Note: Credit Losses as of 2001/3 include loans transfered to Fujix Credit Co., Ltd. amounting to ¥9,829 million.

LOANS OUTSTANDING BY INTEREST RATE


6.0%
7.4%
6.5%
As of
March 31,
2004
43.0%
42.0%
41.5%
36.1%
As of March 31,
2005
27.375%
25.550%
23.360%
18.250%
Other

LOANS OUTSTANDING BY AMOUNT


0.3%
4.1%
0.3%
4.9%
22.6%
27.7%
As of
March 31,
2004
67.1%
73.0%
As of March 31,
2005
¥300,000 or less
Over ¥300,000 – ¥500,000
Over ¥500,000 – ¥1,000,000
Over ¥1,000,000 – ¥2,000,000

ANALYSIS OF LOANS PORTFOLIO (NON-CONSOLIDATED)


Loans Advanced by Type (Monthly Average)
Additional Loans Under Existing Contract
Repeat Contract
Loans Under New Contract
Total Outstanding Loans (Year-End Balance)
(¥ Millions)
(¥ Billions)
90,000
75,000
60,000
45,000
30,000
15,000
0
1,800
1,500
1,200
900
600
300
0
1,645
1,767
1,676
1,579
1,569
53,414
56,692
43,819
40,608
43,349
13,755
12,373
10,603
9,764
10,305
8,081
7,596
5,223
3,967
3,215
'01
'02
'03
'04
'05

Note: Outstanding Loans by Type represents unsecured small-lot loans.


New Loans and Net Increase
Loan
Credit Losses
Repayment
Outstanding Loans Change
(¥ Millions)
1,000,000
750,000
500,000
250,000
0
-250,000
-500,000
-750,000
903,003
919,962
715,777
652,090
682,445
-702,511
-719,808
-695,530
-614,011
-579,629

	'01	'02	'03	'04	'05 (¥ Millions)
Credit Losses	−47,635	−78,558	−111,277	−134,975	−112,820
Outstanding Loans Change	152,857	121,596	−91,030	−96,896	−10,004

FUNDING (NON-CONSOLIDATED)


Interest-Bearing Debt
Ratio of Long-Term Borrowings
(¥ Millions)
(%)
1,500,000
1,200,000
900,000
600,000
300,000
0
100
80
60
40
20
0
1,199,105
1,206,992
1,017,884
970,759
887,163

(¥ Millions/%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Debt	1,199,105	1,206,992	1,017,884	970,759	887,163
Short-Term Debt	38,100	86,120	28,750	63,550	14,250
Long-Term Debt	1,161,005	1,120,872	989,134	907,209	872,913
Ratio of Long-Term Borrowings	96.8	92.9	97.2	93.5	98.4

Funding Structure by Maturity


1.6%
6.5%
43.6%
38.4%
As of
March 31,
2004
55.1%
54.8%
As of March 31,
2005
Long-Term Borrowings
Bonds
Short-Term Borrowings

Funding Sources


13.0%
12.5%
4.0%
6.2%
9.4%
10.1%
As of
March 31,
2004
4.5%
1.6%
28.3%
28.4%
As of March 31,
2005
Japanese Banks
Life and Casualty Insurance Companies
Foreign Banks/ (Life) Insurance Companies
Lease/Finance Companies
Consolidated Subsidiaries (Other)
Bonds

Funding Structure by Key Interest Rates


21.1%
20.3%
0.2%
4.1%
5.3%
As of
March 31,
2004
74.2%
74.8%
As of March 31,
2005
Fixed-Rate
Long-Term Prime Rate
Short-Term Prime Rate
LIBOR

STOCKHOLDERS' EQUITY (CONSOLIDATED)



Stockholders' Equity
Stockholders' Equity Ratio
(¥ Millions)
(%)
1,000,000
800,000
600,000
400,000
200,000
0
50
40
30
20
10
0
739,490
779,919
831,616
893,084
960,718

(¥ Millions/%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Stockholders' Equity	739,490	779,919	831,616	893,084	960,718(*)
Stockholders' Equity Ratio (%)	36.6	38.7	42.9	47.0	50.5

(*) Note: Including acquisition of the treasury stock for the amount of ¥40,776 million.



Return on Equity (ROE)
(%)
25
20
15
10
5
0
18.7
8.5
11.8
8.7
7.4

(%)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Return on Equity	18.7	8.5(*)	11.8	8.7	7.4

Note: Return on Equity=Net Income/Stockholders' Equity (Yearly average) × 100

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.

PER SHARE DATA (CONSOLIDATED)



Net Income per Share
(¥)
1,000
800
600
400
200
0
864.03
437.80
650.93
525.51
487.94

(¥)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Net Income per Share	864.03	437.80(*)	650.93	525.51	487.94
Number of Shares Outstanding at Fiscal Year-end (Thousand)	147,295	147,295	143,481	140,816	140,706
Adjusted Yearly Weighted Average Number of Shares Outstanding (Thousand)	147,295	147,295	146,070	142,149	140,723

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.



Stockholders' Equity per Share
(¥)
7,500
6,000
4,500
3,000
1,500
0
5,020.47
5,294.94
5,795.54
6,341.88
6,827.41

(¥)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Stockholders' Equity per Share	5,020.47	5,294.94	5,795.54	6,341.88	6,827.41
Cash Dividends per Share	100.00	100.00	100.00	100.00	100.00
Adjusted Number of Shares Outstanding at Fiscal Year-End (Thousand)	147,295	147,295	143,481	140,816	140,706

PER EMPLOYEE DATA (CONSOLIDATED)



Revenue per Employee
(¥ Millions)
150
120
90
60
30
0
116.1
113.6
124.8
115.2
103.5

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Revenue per Employee	116.1	113.6	124.8	115.2	103.5
Income before Income Taxes per Employee	67.2	32.8	54.2	42.0	33.2
Net Income per Employee	36.8	17.1	28.2	22.5	19.7



Outstanding Loans (Unsecured) per Employee
Number of Customer Accounts (Unsecured) per Employee
(¥ Millions)
(Accounts)
750
600
450
300
150
0
1,000
800
600
400
200
0
476
469
496
475
449

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Outstanding Loans per Employee	476	469	496	475	449
Number of Customer Accounts per Employee	841	779	834	783	700
Number of Employee at Fiscal Year-End	3,458	3,770	3,375	3,324	3,491

PER OFFICE DATA (CONSOLIDATED, MANNED OFFICE BASIS)



Income before Income Taxes per Manned Office
(¥ Millions)
500
400
300
200
100
0
437
234
346
264
220

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Revenue per Manned Office	756	809	796	725	684
Income before Income Taxes per Manned Office	437	234	346	264	220
Net Income per Manned Office	240	122	180	142	130



Outstanding Loans (Unsecured) per Manned Office
Number of Customer Accounts
(Unsecured) per Manned Office
(¥ Millions)
(Accounts)
5,000
4,000
3,000
2,000
1,000
0
7,500
6,000
4,500
3,000
1,500
0
3,098
3,340
3,168
2,990
2,971

(¥ Millions)

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Outstanding Loans per Manned Office	3,098	3,340	3,168	2,990	2,971
Number of Customer Accounts per Manned Office	5,478	5,553	5,321	4,930	4,626
Number of Manned Offices at the Year-End	531	529	529	528	528

OFFICE NETWORK



Number of Offices
(Offices)
(No. of ¥en musubi)
2,500
2,000
1,500
1,000
500
0
1,178
1,321
1,362
1,363
1,364
1,710
1,851
1,892
1,892
1,893
531
529
529
528
528

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Number of Manned Office	531	529	529	528	528
Number of Unmanned Office	1,178	1,321	1,362	1,363	1,364
Number of ¥en musubi	1,710	1,851	1,892	1,892	1,893

Note: In addition, there has been one Internet branch office since 2000/3.

Number of Offices by Region
(As of March 31, 2005)



36 [56]
48 [139]
174 [378]
72 [263]
39 [140]
71 [173]
Nationwide 528 [1,364] Offices
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku.Shikoku
Kyushu

Note: Numbers in parentheses indicate unmanned offices excluding internet office.

Offices by Number of Employees
(As of March 31, 2005)



21 [0]
4.0%
28.0%
148 [33]
68.0%
360 [95]
Manned Offices 529 [128]
Number: 5 or less
Number: 6 – 9
Number: 10 and over

Note: Numbers in parentheses indicate female office managers.
Total number of manned offices includes one Internet branch office.

Manned Offices by Outstanding Loans
(As of March 31, 2005)



6.6%
30.1%
30.2%
33.1%
Manned Offices 529
Outstanding Loans: less than ¥1 billion Offices: 35
Outstanding Loans: ¥1 billion – ¥2 billion Offices: 159
Outstanding Loans: ¥2 billion – ¥3 billion Offices: 160
Outstanding Loans: over ¥3 billion Offices: 175

Note: Total number of manned offices includes one Internet branch office.

ATM-RELATED DATA (NON-CONSOLIDATED)

Number of ATMs


(Takefuji ATM)
(Tie-up ATM)
2,500
2,000
1,500
1,000
500
0
50,000
40,000
30,000
20,000
10,000
0
1,900
2,040
2,081
2,034
2,029
26,928
27,493
31,581
33,506
36,191

Fiscal Year Ended	2001/3	2002/3	2003/3	2004/3	2005/3
Number of Takefuji ATMs	1,900	2,040	2,081	2,034	2,029
Number of Tie-up CDs and ATMs	26,928	27,493	31,581	33,506	36,191
Total	28,828	29,533	33,662	35,541	38,220

Composition of Transactions by Type
(Year ended March 31, 2005)


0
20
40
60
80
100
Loan withdrawal
70.5%
21.2%
8.3%
Repayment
62.2%
10.4%
4.3%
22.6%
0.2%
0.3%
Total
60.0%
19.0%
5.6%
15.0%
0.1%
0.2%
Takefuji ATM
Tie-up ATM
Office
Bank Account Transfer
Registered Mail
Collection Visit

Loan Amount per ATM Transaction
(As of March 31, 2005)


3.5%
10.5%
3.2%
19.4%
8.7%
15.1%
39.7%
Under ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥100 thousand
Over ¥100 thousand

Repayment Amount per ATM Transaction
(As of March 31, 2005)


2.4%
3.8%
9.0%
18.8%
28.9%
30.7%
Under ¥10 thousand
¥10 – ¥19 thousand
¥20 – ¥29 thousand
¥30 – ¥39 thousand
¥40 – ¥49 thousand
¥50 – ¥59 thousand
Over ¥60 thousand

NEW CUSTOMER ACQUISITION BY MEDIA


(%)
0 10 20 30 40 50 60 70 80 90 100
Year ended March 31, 2004
Office counter 8.4% 14.2% 17.6% 38.2% 3.8% 17.8%
¥en-musubi 9.8% 4.4% 13.9% 60.1% 10.1% 1.7%
Total 9.3% 7.6% 15.1% 52.9% 8.1% 7.0%
Year ended March 31, 2005
Office counter 11.2% 15.8% 20.9% 27.0% 4.1% 21.0%
¥en-musubi 11.4% 5.4% 19.2% 47.9% 11.3% 4.9%
Total 11.3% 9.0% 19.8% 40.7% 8.8% 10.5%
Word of Mouth, Introduction
Distributed Materials
Signs
TV-Radio
Newspaper, Magazine
Other

New Accounts by Contract Point (March 2005)


8.2%
45.1%
46.7%
Office Counter
¥en-musubi (During regular office hours)
¥en-musubi (Outside of regular office hours)

Number of Borrowings at Other Consumer Finance Companies — New Customers (March 2005)


11.3%
31.4%
14.4%
18.9%
24.0%
0
1
2
3
4

Outstanding Consumer Loans


Total Consumer Loans
Specialized Consumer Loan Companies
(¥100 Millions)
600,000
500,000
400,000
300,000
200,000
100,000
0
407,002
422,308
427,987
434,157
434,789
400,342
398,585
389,378
385,948
364,766
346,492
50,425
56,728
66,103
75,886
83,550
91,404
94,966
99,811
105,327
101,917
101,755
'93
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

Source: Japan Consumer Credit Association

Market Share Information (Consolidated Basis)


Takefuji
¥1,568.7 Billion
14.7%
ACOM
¥1,601.7 Billion
15.0%
AIFUL
¥1,471.8 Billion
13.8%
CFJ (※2)
¥1,000.0
Billion
9.3%
Other
¥3,721.6 Billion
34.8%
10,690.7
(¥ Billion)
(※1)
As of March 31,
2005
Takefuji Corporation
ACOM CO., LTD.
AIFUL CORPORATION
PROMISE Co., Ltd.
CFJ Co., Ltd.
Other

Source: The Japan Finance Newspaper

Notes: (※1) The aggregate companies total with outstanding loans over ¥10 billion.

(※2) The total of CFJ Co., Ltd. consists of three companies, AIC, Dick Finance and Unimat Ladies.

CUSTOMER PROFILE



(%)
0 10 20 30 40 50 60 70 80 90 100
Gender
Existing
Male 69.2%
Female 30.8%
New
Male 72.8%
Female 27.2%
Marital Status
Existing
Married 50.5%
Single 49.5%
New
Married 42.9%
Single 57.1%
Age
Existing
Teens and 20s 18.6%
30s 25.2%
40s 19.8%
50s and over 36.4%
Male 69.8%
30.2% Female
Male 73.6%
26.4% Female
Male 71.7%
28.3% Female
Male 64.5%
Female 35.5%
New
Teens and 20s 34.8%
30s 24.5%
40s 17.1%
50s and over 23.5%
Male 71.6%
Female 28.4%
Male 74.7%
25.3% Female
Male 73.7%
26.3% Female
Male 71.9%
28.1% Female
Health Insurance
Existing
Company health insurance 56.7%
National health insurance 43.3%
New
Company health insurance 51.3%
National health insurance 48.7%
Residence
Dormitory
Company Owned House 2.7%
Public housing apartment
Own house (with mortgage) 3.7%
Existing
Own house 15.6%
House owned by family member 29.1%
Rent house 12.5%
Apartment 16.0%
8.7%
Condominium 8.0%
New
Own house 14.3%
House owned by family member 31.0%
Rent house 12.9%
Apartment 17.3%
7.5%
Condominium 7.3%
Own house (with mortgage) 3.4%
Public housing apartment
Company Owned House 2.5%
Dormitory

CUSTOMER PROFILE



(%)
0
10
20
30
40
50
60
70
80
90
100
Years of Residence
Existing
Under 1 year 0.0%
1 – 3 years 1.6%
3 – 5 years 4.4%
5 – 10 years 17.2%
Over 10 years 76.8%
New
Under 1 year 4.5%
1 – 3 years 13.2%
3 – 5 years 9.1%
5 – 10 years 16.9%
Over 10 years 56.3%
Occupation
Existing
Office Worker 83.2%
Self-employed 10.6%
Housewife 3.9%
Public Servant 2.1%
Other 0.1%
New
Office Worker 82.3%
Self-employed 13.1%
Housewife 1.9%
Public Servant 2.5%
Other 0.2%
Years of Employment
Existing
Under 1 year 3.0%
1 – 3 years 12.3%
3 – 5 years 9.5%
5 – 10 years 21.3%
Over 10 years 53.9%
New
Under 1 year 13.2%
1 – 3 years 27.4%
3 – 5 years 13.9%
5 – 10 years 16.5%
Over 10 years 29.0%
Size of Company by Employees
Existing
Under 30 employees 64.6%
31 – 100 16.8%
101 – 500 11.0%
Over 501 7.6%
New
Under 30 employees 62.4%
31 – 100 16.9%
101 – 500 11.7%
Over 501 9.0%
Annual Income
Existing
Under ¥2 million 4.4%
¥2 – ¥3 million 9.0%
¥3 – ¥4 million 28.4%
¥4 – ¥5 million 27.6%
Over ¥5 million 30.6%
New
Under ¥2 million 2.7%
¥2 – ¥3 million 14.5%
¥3 – ¥4 million 30.2%
¥4 – ¥5 million 27.2%
Over ¥5 million 25.4%

1. Features of Products Offered

1. Speedy procedures
2. Small, unsecured (no collateral) and unguaranteed loans
3. Confidentiality strictly upheld
4. Interest calculated daily
5. Revolving payment method
6. Loans granted regardless of purpose

2. Loan Application Procedures (Over the Office Counter)



Visit office to apply
Provide statement of health insurance
Provide statement of salary
Consent forms
Fill out ¥en Card membership application form & customer card
Credit is checked with reference to credit criteria and Information Center
In compliance with Moneylenders' Act
Information on application is verified
1. Confirm employment
2. Confirm present address
3. Confirm identity
Credit criteria
Credit limit is calculated
Office manager gives approval
Computer registration
Explanation of repayment terms
Card loan facility contract drawn up
Cashing card issued
Receipt issued
(Stating outstanding balance)
Cash delivered to the customer
Loan application and examination
Credit decision
Contract execution

Notes: • Loans exceeding ¥500,000 are subject to stringent assessment by the head office.
• "Specified Purpose Loans" are not offered on a revolving payment basis.

3. Loan Application Procedures (¥en-musubi)



Applicant (Unmanned machine booth)
Operator (Loan Application Center)
Visit booth
Fill out ¥en Card membership application & customer card
Applicant fills out loan request form
A set of loan request forms
Fill out consent forms set
scanner
Display of consent forms Print out
Place application & customer card in machine
scanner
Print out
Input necessary items
touch panel
Computer at Loan Application Center
Credit is checked with reference to credit criteria and Information Center
Health insurance card
camera
Customer image
Drivers license
Application/ Examination
Place ID's in machine
scanner
Print out
Information on application is verified
1.Confirm employment
2.Confirm present address
3.Confirm identity
Explanation: repayment, various services
Credit criteria
Credit card information
Credit card choice
Credit card confirmation
Office manager's approval
Calculation of credit limit
Credit decision
Contract issued
Computer at Loan Application Center
Instruction to make contract
Card loan contract & terms
Signature
Card loan contract & terms
Insert contract
Contract execution
Receive contract copy
Card loan contract & terms
(Stays in machine)
Card loan contract & terms (copy)
Card issued
Computer at Loan Application Center
Instruction to issue card
¥en Card issued

4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures drawing on experience accumulated during its years in the field.

(1) Credit limits and conditions vary by occupation, age and other relevant factors, based on extensive data on past repayment histories.
(2) Identity, employment, address and other key items of information are carefully confirmed.
(3) The prospective customer's creditworthiness is determined at the time of loan application, in part by running checks with Takefuji Information Center, which manages a database on Takefuji customers, and the individual credit information center of the Allied Nationwide Credit Information Center. Loans are not extended to individuals who are found to have previously defaulted or who already hold a large number of loans. In March 1987, the exchange of personal information on customers was initiated between the banking, credit sales and consumer finance industries in order to further reduce the risk of non-performing loans.
(4) The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥229 thousand. The credit limit may be increased depending on the customer's payment records. The average balance of loans outstanding per customer was around ¥642 thousand as of March 2005.

5. Payment

The Company employs a fixed payment date system.
(1) Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly payday. Thus the customer can always make the monthly payment on the same convenient date.
(2) Payment amount
Minimum-payment amounts are determined and fixed according to amount of loan and number of payment intervals.
(3) Administration of receivables
a. Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency are calculated accordingly.
b. Renewal of payment date
The payment date is revised to the next payment date when
1) payment of the monthly principal and interest due is received or
2) payment of an amount greater than the interest due by the following payment date is received.

6. Individual Credit Information Organizations

(1) Overview of Takefuji's comprehensive credit checks (As of March 31, 2005)

Items \ Organization	Takefuji Information Center	Allied Nationwide Credit Information Center	Japanese Bankers Association Personal Credit Information Center	Credit Information Center Corp.
Type of organization	Takefuji's independent information center (Began operations in July 1983)	Association of 33 independent credit information centers including companies and cooperative associations (Began operation in September 1976)	Center for the collection of personal credit information (Began operation in 1988)	Agency for the collection of consumer credit information (The Shinpan and the credit card industry) (Began operation in September 1984)
Number of members	529 offices in Japan *including Internet offices*	3,646 Companies and 7,892 offices (Total of 33 centers)	1,540 Companies	755 Companies and 5,526 offices
Users	Purposes 1. *Established to fill a need for* communication between credit information centers, which *did not exist previously* 2. To avoid setting up Takefuji accounts at more than one branch *for the same individual*	(Membership) Consumer finance companies, local credit sales companies, and others	(Membership) Primarily banks, financial institutions, credit card companies and other financing institutions and companies	(Membership)
Accumulated data (Approximate)	9,390,000 listings	20,790,000 listings	79,220,000 listings	397,650,000 listings
Inquiries and responses per month from consumer finance industry (Approximate)	300,000	11,610,000	800,000	2,640,000
Method of inquiry and response	Online inquiries and responses through computer network	① Dedicated terminals ② CPU connection ③ Magnetic media	① Online inquiries ② Batch inquiries via magnetic tape	① Online inquiries and responses via computer network ② Batch inquiries and responses via CMT

(2) Purpose

In order to prevent the increase of individuals who take on excessive borrowings from multiple sources, the Company utilizes four credit information organizations to make meticulous identification of problem credit risks and to protect consumers. Careful observance of these basic premises helps the Company to maintain sound operations.

1. Takefuji Information Center

Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji office.

2. Allied Nationwide Credit Information Center

This center, which supplies real-time information to consumer finance companies, comprises 33 independent credit information centers linked by an online computer network throughout Japan.

3. Personal Credit Information Center of the Japanese Bankers Association (JBA).

This is a banking information center under the umbrella of the JBA, securing consumer personal credit information on a nationwide level.

4. Credit Information Center Corp.

This consumer credit information agency secures consumer personal credit information on a nationwide level.

7. Debt Collection

(1) Three basic strategies minimize the risk of non-payment (delinquency).

a. Appropriate credit lines are established based on the Company's accumulated data and know-how.

b. Payment dates are set to maximize customer convenience.

c. In the event of non-payment, debt collection efforts are made promptly and efficiently.

(2) Debt collection operations

Type of delinquent account	Before due date (Excluding delinquencies involving attorneys)	1–120 days in arrears (*)	Over 120 days in arrears	Voluntarily and legally administerd delinquencies	Court-led rehabilitation delinquencies	Written off accounts
Responsible agent	Branch office / Regional loan collection office / Loan Administration Dept.	Branch office	Regional loan collection office	Loan Administration Dept.	Loan Administration Dept.	Loan Administration Dept.
Description	• Written notice of repayment date five days prior • Telephone reminder on repayment date	• Contact by telephone and mail • Collection by visit	• Contact by telephone and mail • Collection by visit • Court order and legal proceedings	• Collection and administration of delinquecies involving attorneys and judicial scriveners	• Collection and administration of court-led rehabilitation delinquencies	• Contact by telephone and mail

Note: (*) Collection of loans overdue by one to ten days is primarily conducted by call centers.

(3) Internal restrictions on collection activities

a. Telephone contacts

- Frequency: total of three calls per day (per customer).
- Time: from 8:10 a.m. to 8:50 p.m., but:
  First contact for 1 day-repayment delay should be made after 8:30 a.m. and
  Morning calls are prohibited when the customer's working hours are at night.

b. Written notice

- Frequency: up to twice per week, but mailing notices on consecutive days is prohibited.

8. Maximum Lending Rate



(%)
60
50
40
30
20
10
0
Legal maximum lending rate
Daily interest rate 0.1096%
(Annual interest rate 40.004%)
(91/11)
Daily interest rate 0.08%
(Annual interest rate 29.2%)
(00/6)
Daily interest rate 0.08%
(Annual interest rate 29.20%) (90/1)
Takefuji's maximum lending rate
Daily interest rate 0.075%
(Annual interest rate 27.375%)
(96/2)
'90
'91
'96
'00
'04
'05

9. Average Yield on Loans Outstanding (Interest Income/ Average Outstanding Balance)

Item	2001/3	2002/3	2003/3	2004/3	2005/3
Actual yield per annum (%)	24.53	23.98	23.37	22.50	21.74

Note: Figures for actual yield on loans outstanding reflect unsecured loans only.

CONSOLIDATED BALANCE SHEETS FOR FIVE YEARS

Item / Fiscal Year Ended	2005/3			2004/3		
	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
ASSETS						
Current assets:						
Cash in hand and at banks	**58,651**		**28.2**	45,752		21.3
Time deposits	**15,329**		**−18.3**	18,770		−10.6
Marketable securities	**320**		**−98.6**	22,284		67,427.3
Short-term investments	**84,988**		**30.8**	64,997		−15.7
Direct cash loans to customers:						
Principal	**1,568,725**		**−0.6**	1,578,729		−5.8
Accrued interest income	**12,113**		**−49.0**	23,732		2.8
Less allowance for credit losses	**−137,000**		**0.5**	−136,286		6.8
Prepaid expenses	**1,094**		**−18.3**	1,339		−3.7
Deferred income tax assets	**24,582**		**−29.3**	34,785		−3.8
Other current assets	**15,465**		**−7.9**	16,798		3.3
Total current assets	**1,644,267**	**86.4**	**−1.6**	1,670,900	88.0	−5.1
Investments:						
Investments in securities	**65,220**		**35.9**	47,978		17.8
Investments in partnerships	**—**		**—**	5,784		−22.0
Other investments	**728**		**—**	728		−3.2
Total investments and advances	**65,948**	**3.4**	**21.0**	54,490	2.9	11.4
Property and equipment, net of accumulated depreciation	**98,321**	**5.2**	**−1.5**	99,768	5.2	−2.4
Deferred tax assets	**—**	**—**	**—**	—	—	—
Leasehold deposits and other assets	**95,455**	**5.0**	**29.0**	73,982	3.9	305.4
Foreign currency translation adjustments	**—**		**—**	—		—
Total assets	**1,903,991**	**100.0**	**0.3**	1,899,140	100.0	−2.1
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current liabilities:						
Short-term borrowings	**—**		**—**	26,000		—
Current portion of long-term debt	**128,694**		**−24.3**	170,053		−41.1
Accounts payable	**5,073**		**22.9**	4,128		−35.9
Income taxes payable	**16,920**		**−18.9**	20,861		−70.2
Accrued expenses	**7,658**		**−5.1**	8,067		−14.5
Other current liabilities	**3,251**		**−0.1**	3,254		−5.2
Total current liabilities	**161,596**	**8.5**	**−30.5**	232,363	12.2	−38.5
Long-term debt	**778,988**	**40.9**	**1.0**	771,093	40.6	6.0
Allowance for retirement benefits	**2,689**	**0.1**	**3.4**	2,600	0.2	11.8
Minority interest	**—**		**—**	—		—
Stockholders' equity:						
Common stock	**30,478**	**1.6**	**—**	30,478	1.6	—
Additional paid-in capital	**52,263**	**2.7**	**—**	52,263	2.7	—
Retained earnings	**898,141**	**47.2**	**6.5**	843,536	44.4	7.7
Net unrealized losses on other investments in securities, net of taxes	**20,858**	**1.1**	**198.6**	6,986	0.4	—
Foreign currency translation adjustments	**−246**		**48.2**	−166		—
Treasury stock	**−40,776**	**−2.1**	**1.9**	−40,013	−2.1	72.4
Total stockholders' equity	**960,718**	**50.5**	**7.6**	893,084	47.0	7.4
Total liabilities and stockholders' equity	**1,903,991**	**100.0**	**0.3**	1,899,140	100.0	−2.1

2003/3			2002/3			2001/3		
¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
37,704		–12.5	43,097		69.9	25,368		9.5
20,991		–24.6	27,835		24.9	22,286		12.1
33		—	—		—	—		—
77,086		263.3	21,221		–15.1	25,005		–28.6
1,675,625		–5.2	1,766,656		7.4	1,645,059		10.2
23,078		6.3	21,715		19.5	18,169		18.1
–127,572		29.8	–98,256		19.0	–82,600		–0.2
1,390		–35.6	2,158		–6.1	2,297		–12.2
36,167		36.5	26,498		15.0	23,044		–11.5
16,267		–40.3	27,251		121.8	12,289		–8.5
1,760,769	90.8	–4.2	1,838,175	91.1	8.7	1,690,917	83.8	6.0
40,731		–15.6	48,252		–37.8	77,575		70.9
7,418		0.2	7,402		–18.5	9,086		–39.5
752		–6.6	805		–11.4	909		–10.2
48,901	2.5	–13.4	56,459	2.8	–35.5	87,570	4.3	42.6
102,270	5.3	–1.3	103,633	5.1	–53.9	224,747	11.1	–0.5
9,340	0.5	15.2	8,111	0.4	151.5	3,225	0.2	–5.9
18,250	0.9	70.7	10,689	0.5	–7.8	11,599	0.6	–9.6
—		—	—		—	—		—
1,939,530	100.0	–3.8	2,017,067	100.0	–0.0	2,018,058	100.0	6.3
—		—	51,200		123.1	22,950		–35.1
288,697		13.7	253,989		–28.3	354,030		–8.5
6,437		2.6	6,275		–12.7	7,191		19.2
69,938		1,163.8	5,534		–89.0	50,383		–14.8
9,436		–2.8	9,707		45.5	6,673		24.1
3,433		14.1	3,008		437.1	560		19.9
377,941	19.5	14.6	329,713	16.3	–25.4	441,787	21.9	–10.4
727,648	37.5	–19.6	904,995	44.9	8.5	834,372	41.4	7.0
2,325	0.1	–4.7	2,440	0.1	5.5	2,312	0.1	35.6
—		—	—		—	97		4.3
30,478	1.6	—	30,478	1.5	—	30,478	1.5	—
52,263	2.7	—	52,263	2.6	—	52,263	2.6	—
783,132	40.4	11.3	703,466	34.9	7.1	656,708	32.5	21.3
–11,194	–0.6	65.6	–6,759	–0.3	—	—	—	—
140		–70.3	471		1,048.8	41		—
–23,203	–1.2	—	–0	–0.0	—	–0	–0.0	—
831,616	42.9	6.6	779,919	38.7	5.5	739,490	36.6	18.5
1,939,530	100.0	–3.8	2,017,067	100.0	–0.0	2,018,058	100.0	6.3

CONSOLIDATED STATEMENTS OF INCOME FOR FIVE YEARS

Item / Fiscal Year Ended	2005/3			2004/3		
	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
Revenues:						
Interest income on direct cash loans	347,474		–6.6	371.943		–9.2
Other income	13,896		26.2	10,972		–5.1
Total Revenues	361,370	100.0	–5.6	382,915	100.0	–9.1
Costs and expenses:						
Interest expenses	21,944		7.9	20,346		–12.8
Other expenses associated with financing	1,192		14.5	1,041		–26.4
Provision for credit losses	124,907		–8.3	136,286		6.8
Write-offs	—		—	7,426		–43.0
Advertising expenses	6,479		–41.8	11,126		–22.0
Other general and administrative expenses	89,162		4.8	85,055		4.6
Loss on devaluation of securities and investments in partnerships	78		–71.1	270		–79.9
Loss on devaluation of land	—		—	—		—
Gain on sales of investment in securities	–3,804		203.6	–1,253		175.4
Loss on sales of investment in partnership	—		—	—		—
Loss on sale/disposal of property and equipment, net	249		–47.9	478		88.2
Gain on liquidation of a subsidiary	—		—	—		—
Gain on participation in leveraged lease partnerships	–2,039		–88.5	–17,795		–24.4
Other losses	7,262		1,506.6	452		–12.1
Total costs and expenses	245,430	67.9	0.8	243,432	63.6	2.1
Income before income taxes and minority interests	115,940	32.1	–16.9	139,483	36.4	–23.7
Income taxes: Current	40,604	11.3	–32.7	60,368	15.8	–37.1
Deferred	6,610	1.8	51.3	4,370	1.1	—
Minority Interests	—			—		
Net income	68,726	19.0	–8.1	74,745	19.5	–21.4
Retained earnings:						
Balance at beginning of the year	843,536		7.7	783,132		
Appropriation:						
Cash dividends	–14,076		–1.4	–14,277		
Officers' bonuses	–45		–29.7	–64		
Decrease due to deconsolidation of subsidiaries	—			—		
Balance at end of the year	898,141		6.5	843,536		

2003/3			2002/3			2001/3		
¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)	¥ Millions	Proportion (%)	Change (%)
409,716		–0.8	413,153		6.7	387,142		7.8
11,563		–23.2	15,050		4.4	14,419		25.2
421,279	100.0	–1.6	428,203	100.0	6.6	401,561	100.0	8.3
23,328		–6.3	24,887		–3.2	25,708		–0.4
1,414		65.2	856		–62.1	2,257		37.0
127,572		35.4	94,215		64.5	57,264		0.3
13,021		—	—		—	—		—
14,266		–5.9	15,157		–5.9	16,115		3.7
81,299		5.5	77,091		–5.1	81,246		3.1
1,341		–37.0	2,129		–75.2	8,597		307.2
—		—	119,860(*)		—	—		—
–455		–97.0	–14,990		—	—		—
—		—	784		—	—		—
254		–41.7	436		128.3	191		13.0
–539		—	—		—	—		—
–23,526		39.8	–16,824		–20.1	–21,057		104.2
514		–35.3	795		—	–989		–79.5
238,489	56.6	–21.7	304,396	71.1	79.8	169,332	42.2	2.0
182,790	43.4	47.6	123,807	28.9	–46.7	232,229	57.8	13.5
95,912	22.8	53.1	62,642	14.6	–38.4	101,747	25.3	5.5
–8,268	–2.0	148.7	–3,324	–0.8	—	3,211	0.8	—
—			–3			–4		
95.146	22.6	47.5	64,486	15.1	–49.3	127,267	31.7	11.7
703,466			656,708			541,276		
–14,725			–17,675			–11,785		
–57			–53			–50		
–698			—			—		
783,132			703,466			656,708		

Note: (*) During the year 2002/03, the extraordinary loss of ¥119,860 million on sale of property to subsidiary company "TDS Co., Ltd." was accounted for.

CORPORATE DATA (As of June 29, 2005)

Corporate Name	Takefuji Corporation
Head Office	15-1, Nishi-Shinjuku 8-chome, Shinjuku-ku, Tokyo 163-8654 Phone: 81-3-3365-8000 Fax: 81-3-3365-8070 Internet Web Site: http://www.takefuji.co.jp
Date of Establishment	January 1966
Business	Consumer Finance
Capital Stock	¥30,477,900,000
Number of Shares Issued	147,295,200
Fiscal Year-End	March 31
Number of Employees	3,491 (As of March 31, 2005)

Board of Directors, Corporate Auditors and Officers

Representative Director & President	Hikaru Kondo
Representative Director & Senior Managing Director	Taketeru Takei
Director & Executive Officer	Katsunori Aita
Director & Executive Officer	Masayoshi Shirakura
Director & Executive Officer	Itsuho Takase
Director & Executive Officer	Kengo Sato
Director & Executive Officer	Shinji Miyamoto
Director & Executive Officer	Usao Kamano
Independent Director	Akiyuki Nagase
Independent Director	Arata Sawa
Executive Officer	Kanji Kobayashi
Executive Officer	Shigeki Hirano
Executive Officer	Tatsumi Matsunaga
Executive Officer	Michio Kondo
Standing Corporate Auditor	Masakuni Saito
Standing Corporate Auditor	Toshiyuki Tsuchiya
Standing Corporate Auditor	Takeshi Kasai
Corporate Auditor	Yoshihiro Ogura


株式会社 武富士

Takefuji Head Office



TAKEFUJI CORPORATION

PRINTED WITH SOY INK

R100

古紙配合率100%再生紙を使用しています

This fact book is printed on recycled paper. PRINTED IN JAPAN

DANCERS

<Terms and Conditions of Use>

It is understood any user of this DVD, Takefuji Dancers, (the DVD) is automatically agreeing to accept the terms and conditions set herein. The DVD only enables to play its contents with DVD Video / ROM -enabled device. Some home-use game console machine may cause disturbance due to its models and versions. Please contact to your electric maker for details.

Disclaimer

Takefuji Corporation makes no warranty of any kind with respect to the DVD, including without limitation, the accuracy, reliability, completeness, fitness for particular purpose, non-infringement of third parties right and/or safety of its contents.

The DVD is only distributed within personal use therefore it is prohibited to lend / copy / provide the DVD or any part of contents of DVD to a third party regardless of whether or not compensation is received. The contents of the DVD may be altered or deleted and the operation may be suspended or discontinued at any time without any prior notice.

Takefuji Corporation shall not be liable for any damage incurred for any reason, including but not limited to, inaccuracy, alteration or deletion of the contents of the DVD, occurrence of a problem on the DVD, and suspension or discontinuation or guarantee of proper of operation of the DVD. Users of the DVD agree unconditionally and absolutely that user's exploitation of the DVD and the information the DVD provides is at the sole and exclusive risk of users.

Takefuji Corporation does not warrant or make any representations regarding the use of the DVD, or of the answers to informational queries that this DVD provides, with regards to its correctness, accuracy, reliability, timeliness or otherwise. Takefuji Corporation does not, and cannot, guarantee the uninterrupted use or availability of the DVD and shall have no liability for any interruptions at the DVD that may occur. Takefuji Corporation will not, under any circumstances, be liable to users or any other individual or group of individuals or business enterprise for any incidental, consequential, or indirect damages arising out of the use of or inability to use this internet DVD, even if the DVD has been advised of the possibility of such damages.

Copyright Notice and Trademarks

Any and all rights to the DVD, including the name and the trademark (Takefuji Dancers logo), is belonged and reserved to Takefuji Corporation. Reproduction of the DVD should be authorized, provided the source is acknowledged, save where otherwise stated. Where prior permission must be obtained for the reproduction or use of textual and multimedia information (sound, images, software, etc.), such permission shall cancel the above-mentioned general permission and shall clearly indicate any restrictions on use.

<Terms and Conditions of Use>

It is understood any user of this DVD, Takefuji Dancers, (the DVD) is automatically agreeing to accept the terms and conditions set herein. The DVD only enables to play its contents with DVD Video / ROM -enabled device. Some home-use game console machine may cause disturbance due to its models and versions. Please contact to your electric maker for details.

Disclaimer

Takefuji Corporation makes no warranty of any kind with respect to the DVD, including without limitation, the accuracy, reliability, completeness, fitness for particular purpose, non-infringement of third parties right and/or safety of its contents.
The DVD is only distributed within personal use therefore it is prohibited to lend / copy / provide the DVD or any part of contents of DVD to a third party regardless of whether or not compensation is received. The contents of the DVD may be altered or deleted and the operation may be suspended or discontinued at any time without any prior notice.
Takefuji Corporation shall not be liable for any damage incurred for any reason, including but not limited to, inaccuracy, alteration or deletion of the contents of the DVD, occurrence of a problem on the DVD, and suspension or discontinuation or guarantee of proper of operation of the DVD. Users of the DVD agree unconditionally and absolutely that user's exploitation of the DVD and the information the DVD provides is at the sole and exclusive risk of users.
Takefuji Corporation does not warrant or make any representations regarding the use of the DVD, or of the answers to informational queries that this DVD provides, with regards to its correctness, accuracy, reliability, timeliness or otherwise. Takefuji Corporation does not, and cannot, guarantee the uninterrupted use or availability of the DVD and shall have no liability for any interruptions at the DVD that may occur. Takefuji Corporation will not, under any circumstances, be liable to users or any other individual or group of individuals or business enterprise for any incidental, consequential, or indirect damages arising out of the use of or inability to use this internet DVD, even if the DVD has been advised of the possibility of such damages.

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